Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 9, 2026

AND

MANAGEMENT INFORMATION CIRCULAR

ALMONTY INDUSTRIES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 9, 2026

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the holders of common shares (the “Shares”, and holders thereof, the “Shareholders”) of Almonty Industries Inc. (the “Company”) will be held at the Toronto office of Norton Rose Fulbright Canada LLP located at 222 Bay Street, Suite 3000, Toronto, Ontario on Tuesday, June 9, 2026, at 10:00 a.m. (Toronto time) (together with any adjournment or postponement thereof, the “Meeting”).

The following business of the Company will be transacted at the Meeting:

1.	to receive and consider the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2025, together with the auditor’s report thereon;

2.	to set the number of directors of the Company at seven (7);

3.	to elect directors of the Company to serve for the ensuing year;

4.	to confirm the appointment of the auditor of the Company by the board of directors of the Company (the “Board”) and to appoint the auditor of the Company for the ensuing year and to authorize the Board to fix such auditor’s remuneration; and

5.	to transact such other business as may properly come before the Meeting.

NOTICE-AND-ACCESS

The Company has elected to use the notice-and-access provisions (“Notice-and-Access”) under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations to distribute the proxy-related materials pertaining to the Meeting, including the Notice of Meeting and accompanying Circular to Shareholders. Notice-and-Access allows the Company to post electronic versions of the Meeting materials on SEDAR+ and on the Company’s website, rather than mailing paper copies to Shareholders. This alternative means of distribution of the Company’s proxy-related materials in respect of the Meeting is more environmentally friendly by reducing paper use, and also reduces printing and mailing costs of the Company. Note that Shareholders still have the right to request paper copies of the Meeting materials posted online by the Company under Notice-and-Access if they so choose. The Company will not use procedures known as “stratification” in relation to its use of the Notice-and-Access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using Notice-and-Access provides a paper copy of the relevant circular to some, but not all, Shareholders with the notice package in relation to the relevant meeting.

Accessing Meeting Materials Online

The Meeting materials are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at https://almonty.com/investors/agm.

Requesting Printed Meeting Materials

Registered holders may request paper copies of the Circular and/or audited annual consolidated financial statements for the fiscal year ended December 31, 2025 and related management’s discussion and analysis to be sent to them by postal delivery at no cost to them. In order to receive a paper copy of the Circular and/or audited annual consolidated financial statements for the fiscal year ended December 31, 2025 and related management’s discussion and analysis, please call the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”) toll free at 1-866-962-0498 (within North America) or direct (1-514-982-8716) from outside North America and enter your control number as indicated on your Proxy or Voting Instruction Form.

Beneficial holders who wish to receive a paper copy of the Circular and/or audited annual consolidated financial statements for the fiscal year ended December 31, 2025 and related management’s discussion and analysis should contact Broadridge Investor Communications Solutions, Canada at 1-877-907-7643 or outside North America at 303-562-9305.

Shareholders who wish to receive a paper copy of the Circular and/or audited annual consolidated financial statements for the fiscal year ended December 31, 2025 and related management’s discussion and analysis in advance of the Meeting should make such request to the Company by no later than May 26, 2026, in order to allow reasonable time to receive and review the Circular prior to the proxy deadline of 10:00 a.m. (Toronto time) on June 5, 2026. The Circular will be sent to Shareholders within three (3) business days of their request if such request is made prior to the date of the Meeting. Following the Meeting, the Circular will be sent to such Shareholders within 10 days of their request.

To obtain additional information about the Notice-and-Access process, a Shareholder may contact the Company’s transfer agent, Computershare, toll free at 1-866-962-0492.

Shareholders may also request a copy of the Circular and/or audited annual consolidated financial statements for the fiscal year ended December 31, 2025 and related management’s discussion and analysis up to the date of the Meeting by emailing the Company’s Corporate Secretary at mcgrath@iocorporate.com.

Proxies

Shareholders are requested to complete, date and sign the form of proxy contained in the notice package they receive (the “Notice Package”) (in the return envelope provided for that purpose), or, alternatively, to vote over the internet, in each case in accordance with the instructions set out in the Notice Package. The completed proxy form must be deposited at the office of Computershare Investor Services Inc. (“Computershare”), 100 University Avenue 8th Floor, Toronto, Ontario, M5J 2Y1, Attn: Proxy Department, by mail, by fax at 1-416-263-9524 or toll free at 1-866-249-7775, or online at www.investorvote.com, or the proxy must otherwise be registered in accordance with the instructions set forth in the Notice Package. Non-registered Shareholders who receive the proxy-related materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form delivered in the Notice Package in accordance with the instructions provided by their broker or intermediary.

To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Toronto time) on June 5, 2026, or in the case of any postponement or adjournment of the Meeting, not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the postponed or adjourned meeting. Late proxies may be accepted or rejected by the Chairperson of the Meeting in his or her discretion. The Chairperson is under no obligation to accept or reject any particular late proxy.

As set out in the notes to the proxy, the enclosed proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

The record date for determining the Shareholders entitled to receive notice of and vote at the Meeting is the close of business on April 24, 2026 (the “Record Date”). Only Shareholders whose names have been entered in the register of Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting.

All non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the voting instruction form and in the Circular to ensure that such Shareholders’ Shares will be voted at the Meeting. If you hold your Shares in a brokerage account, you are not a registered Shareholder.

Toronto, Ontario April 29, 2026	BY ORDER OF THE BOARD OF DIRECTORS (signed) “Lewis Black” Lewis Black Chairman of the Board of Directors, President and Chief Executive Officer

TABLE OF CONTENTS

General Proxy Information		2
A.	Solicitation of Proxies	2
B.	How to Vote Your Shares	2
C.	Appointment of Proxyholder	4
D.	Revocation of Proxies	5
E.	Notice to Shareholders in the United States	5
Notice-and-Access		6
Voting Shares and Principal Holders of Voting Shares		6
A.	Description of Share Capital	6
B.	Quorum	6
C.	Record Date	7
D.	Ownership of Shares	7
Interest of Certain Persons or Companies in Matters to be Acted Upon		7
Business to be Conducted at the Meeting		7
A.	Presentation of Financial Statements	7
B.	Number of Directors	7
C.	Election of Directors	7
D.	Appointment of Auditors	12
E.	Other Business	12
Securities Authorized for Issuance under Security-Based Compensation Arrangements		13
Executive Compensation		13
A.	Compensation Discussion and Analysis	13
B.	Performance Graph	31
C.	Summary Compensation Table	32
D.	Incentive Plan Awards	33
E.	Termination and Change of Control Benefits	34
F.	Pension Plan Benefits	36
Director Compensation		37
A.	Director Compensation Table	37
B.	Incentive Plan Awards	38
Corporate Governance		40
A.	Board of Directors	40
B.	Audit Committee	43
C.	Nomination, Compensation and Corporate Governance Committee	44
D.	Ethical Business Conduct	46
E.	Other Committees	46
General Matters		46
A.	Indebtedness of Directors and Officers	46
B.	Interest of Informed Persons in Material Transactions	47
C.	External Management Companies	47
D.	Receipt of Shareholder Proposals for the Next Annual Meeting	47
E.	Auditors and Transfer Agent	47
F.	Additional Information	47
G.	Approval	47
Schedule “A” – Mandate of the Board of Directors		A-1

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Almonty Industries Inc. Management Information Circular

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 9, 2026

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Almonty Industries Inc. (the “Company”), a corporation governed by the Canada Business Corporations Act (the “CBCA”), for use at the Annual General Meeting of the holders of common shares of the Company (the “Shares”, and holders thereof, the “Shareholders”) to be held at the Toronto office of Norton Rose Fulbright Canada LLP located at 222 Bay Street, Suite 3000, Toronto, Ontario on Tuesday, June 9, 2026, at 10:00 a.m. (Toronto time) (together with any adjournment or postponement thereof, the “Meeting”) for the purposes set out in the accompanying Notice of Annual General Meeting of Shareholders (the “Notice of Meeting”).

Unless otherwise indicated, information contained in this Circular is given as at April 24, 2026, and all dollar amounts are stated in Canadian dollars.

General Proxy Information

A.	Solicitation of Proxies

The accompanying proxy is being solicited by or on behalf of the management of the Company and the cost of such solicitation will be borne by the Company. It is expected that the solicitation of proxies will be primarily by mail, though proxies may also be solicited, without special compensation, in person or by telephone, fax, email, or other means of communication by directors, officers or regular employees of the Company. The Company may pay investment dealers or other persons holding Shares in their own names or in the names of nominees (collectively, “intermediaries”) for their reasonable expenses incurred in sending this Circular, the accompanying Notice of Meeting, and a form of proxy or voting instruction form, to non-registered, beneficial owners of Shares.

A notice regarding the use of Notice-and-Access (as hereinafter defined) and a form of proxy or voting instruction form (“VIF”), as applicable, are being sent to both Registered Shareholders (as hereinafter defined) and Beneficial Shareholders (as hereinafter defined). If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary who holds your Shares on your behalf.

B.	How to Vote Your Shares

Registered Shareholders

A registered Shareholder (“Registered Shareholder”) is a Shareholder whose share certificate bears the name of that Shareholder. Registered Shareholders are entitled to vote their Shares in person at the Meeting or by proxy, and such Shareholders may be able to vote their proxies over the internet, by telephone or by mail in accordance with the instructions set out in the accompanying form of proxy.

If you are a Registered Shareholder and wish to vote in person at the Meeting, you should not complete or return the accompanying form of proxy, as your vote will be taken and counted at the Meeting. Shareholders wishing to vote in person must register their attendance with the scrutineer upon arrival at the Meeting.

If you are a Registered Shareholder and do not wish to attend the Meeting or to vote in person, you may vote by proxy by properly completing, signing and depositing the accompanying form of proxy with the Company’s transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”). Registered Shareholders who elect to submit a proxy may do so online at www.investorvote.com, by telephone at 1-866-732-VOTE (8683) (for Shareholders within North America) or 1-312-588-4290 (for Shareholders outside North America), or by mail to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, in all cases in accordance with the instructions provided by the Transfer Agent in the accompanying form of proxy and ensuring that the proxy is received not later than 48 hours prior to the commencement of the Meeting, excluding Saturdays, Sundays and holidays.

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Beneficial Shareholders

If your Shares are registered in the name of an intermediary, rather than in your own name, you are a beneficial Shareholder (a “Beneficial Shareholder”). Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Shares) or as set out in the following disclosure.

If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many United States brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders: those who object to their name being made known to the issuers of securities which they own (referred to as “OBOs” for objecting beneficial owners) and those who do not object to the issuers of the securities they own knowing who they are (referred to as “NOBOs” for non-objecting beneficial owners).

Non-Objecting Beneficial Owners

The Company is taking advantage of those provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (“NI 54-101”), which permit the Company to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF. These VIFs are to be completed and returned to the Transfer Agent online at www.investorvote.com, by telephone at 1-866-734-VOTE (8683) (for Shareholders within North America) or 1-312-588-4291 (for Shareholders outside North America), or by mail to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, in all cases in accordance with the instructions provided in the VIF. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs it receives.

By choosing to send these materials to you directly, the Company (and not the intermediary holding your Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that you receive.

NOBOs who wish to attend and vote in person at the Meeting must insert their own name in the space provided on the VIF to appoint the NOBO (or the name of another person the NOBO wishes to attend the Meeting and vote on the NOBO’s behalf) as proxyholder and otherwise follow the instructions on the VIF. Beneficial Shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of the Transfer Agent. Beneficial Shareholders wishing to attend and vote in person at the Meeting should not otherwise complete the VIF.

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Objecting Beneficial Owners

Management of the Company does not intend to pay for intermediaries to deliver proxy-related materials to OBOs under NI 54-101. OBOs will not receive the proxy-related materials in respect of the Meeting unless the intermediary holding Shares on behalf of the OBO assumes the cost of delivery.

Beneficial Shareholders who are OBOs and receive proxy-related materials in respect of the Meeting from their intermediaries should carefully follow the instructions of their broker or intermediary in order to ensure that their Shares are voted at the Meeting.

The form of proxy that will be supplied by your broker will be similar to the proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary how to vote your Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge will mail a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s proxy to represent your Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder) other than any of the persons designated in the VIF to represent your Shares at the Meeting and that person may be you. To exercise this right, you should insert the name of your desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting and the appointment of any Shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Shares voted at the Meeting, or to have an alternative representative duly appointed to attend and to vote your Shares at the Meeting.

Voting by Proxyholder

If voting instructions are given on your form of proxy or request for voting instructions, then your proxyholder must vote, or withhold from voting, your Shares in accordance with your instructions. If no voting instructions are given, then your proxyholder may vote your Shares or withhold from voting as he, she or it sees fit. If you appoint the proxyholders named on the accompanying form of proxy, and do not provide instructions as to how they should vote your Shares, your Shares will be voted “FOR” each of the matters set out in the form of proxy.

As of the date of this Circular, none of the directors or officers of the Company are aware of any amendments or variations to the matters set out in the Notice of Meeting, nor of any other matter to be presented at the Meeting. However, if any amendment, variation or other business is properly brought before the Meeting, the persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested.

C.	Appointment of Proxyholder

The persons named in the form of proxy accompanying this Circular have been selected by the board of directors of the Company (the “Board”) and have indicated their willingness to represent as proxyholders the Shareholders who appoint them. A Shareholder has the right to appoint as his, her or its proxyholder a person or company (who need not be a Shareholder) other than the persons designated in the accompanying form of proxy to attend and act on that Shareholder’s behalf at the Meeting. As a Shareholder, you may exercise this right by inserting the name of such person or company in the blank space provided in the form of proxy and striking out the other names or by properly completing and signing another proper form of proxy and, in either case, depositing such form of proxy with the Transfer Agent at the location and within the time limits set out above.

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If you appoint some other person to represent you, it is your responsibility as a Shareholder to inform that other person or company that he, she or it has been so appointed and to ensure that your proxy has been signed by you or your attorney authorized in writing (or, if the Shareholder is a corporation, under its corporate seal and signed by a director, officer or attorney thereof, duly authorized).

D.	Revocation of Proxies

If you are a Registered Shareholder and you have submitted a proxy and later wish to revoke it, you can do so by:

(a)	completing and signing a form of proxy bearing a later date and depositing it with the Transfer Agent at the location and within the time limits set out above;

(b)	depositing an instrument in writing signed by you or your attorney authorized in writing (or, for Shareholders that are corporations, under such Shareholder’s corporate seal and signed by a director, officer or attorney thereof, duly authorized), with either: (i) the Transfer Agent, at the address noted above, or at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used; or (ii) the Chairperson of the Meeting prior to the commencement of the Meeting on the day of the Meeting, or any adjournment or postponement thereof; or

(c)	following any other manner permitted by law.

Any Registered Shareholder attending the Meeting has the right to vote in person and, if you, as a Registered Shareholder, elect to do so, your proxy will be nullified with respect to any matters upon which you vote, and in respect of any subsequent matters to be voted upon at the Meeting.

Beneficial Shareholders should note that only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must make appropriate arrangements with their respective intermediaries. Beneficial Shareholders should also be aware that intermediaries may set deadlines earlier than those set out in this Circular or otherwise for the receipt of requests for voting instructions or proxies from Beneficial Shareholders, and are not required to act on any revocation that is not received by the intermediary prior to the deadlines set by that intermediary. As such, Beneficial Shareholders who wish to revoke their VIF or proxy and to vote should contact their intermediary as soon as possible, and in any event well in advance of the Meeting.

E.	Notice to Shareholders in the United States

This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of Canada and the securities laws of the provinces of Canada. As a “foreign private issuer” as defined under applicable United States securities laws, the proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is governed by the CBCA, certain of its directors and officers are residents of Canada and countries other than the United States, and all of the assets of the Company and a substantial portion of the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

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Notice-and-Access

The Company is using the notice-and-access system under NI 54-101 and National Instrument 51-102 – Continuous Disclosure Obligations (collectively, “Notice-and-Access”) to distribute its proxy-related materials to Shareholders.

Under Notice-and-Access, rather than the Company mailing paper copies of the proxy-related materials to Shareholders, the materials can be accessed online under the Company’s profile on SEDAR+ at www.sedarplus.ca or on the Company’s website at https://almonty.com/investors/agm. The Company has adopted this alternative means of delivery for its proxy-related materials in order to reduce paper use and printing and mailing costs.

Shareholders will receive a Notice Package by prepaid mail, which will contain, among other things, information on Notice-and-Access and how Shareholders may access an electronic copy of the proxy-related materials, and how they may request a paper copy of the Circular, if they so choose, in advance of the Meeting and for a full year following the Meeting.

Shareholders will not receive a paper copy of the Circular unless they contact the Company by email at mcgrath@iocorporate.com. For Shareholders who wish to receive a paper copy of the Circular in advance of the voting deadline for the Meeting, requests must be received no later than May 26, 2026.

Shareholders with questions about Notice-and-Access may contact Computershare at 1-866-962-0492.

Voting Shares and Principal Holders of Voting Shares

A.	Description of Share Capital

The Company is authorized to issue an unlimited number of Shares. As of the close of business on April 24, 2026, there were 283,741,849 Shares issued and outstanding. Each Share carries the right to one vote. The Shares are the only class of securities entitled to vote at the Meeting. No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares. As of the date hereof, the Shares are listed for trading on the Nasdaq Capital Market under the symbol “ALM”, the Toronto Stock Exchange (the “TSX”) under the symbol “AII” and the Australian Securities Exchange (“ASX”) (in the form of CHESS Depositary Interests) under the symbol “AII”.

On July 3, 2025, the Company filed articles of amendment for the purpose of effecting a 1.5-to-1 consolidation of its Shares (the “Share Consolidation”) and its Shares commenced trading on a post-consolidated basis on July 7, 2025. The Share Consolidation was approved by the Shareholders on April 30, 2025 at its annual general and special meeting of Shareholders. No fractional Shares were issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to a fractional Share upon such consolidation, such Shareholder had such fractional Share cancelled. Except where otherwise noted, all information in this Circular gives effect to the Share Consolidation.

B.	Quorum

The quorum necessary for the Meeting is holders of 25% of the Shares entitled to vote at the Meeting being present in person or represented by proxy, provided that a quorum shall not be less than two persons. A quorum need not be present throughout the Meeting provided that a quorum is present at the opening of the Meeting.

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C.	Record Date

The Board has fixed April 24, 2026 as the record date (the “Record Date”) for determining those Shareholders entitled to receive notice of, and vote at, the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

D.	Ownership of Shares

To the knowledge of the directors and officers of the Company, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company as at the Record Date.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed herein under the heading “Election of Directors”, no director or officer of the Company, nor any person who has held such a position since the beginning of the most recently completed fiscal year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

Business to be Conducted at the Meeting

A.	Presentation of Financial Statements

The audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2025, together with the auditor’s report thereon, have been approved by the Board. A copy of the financial statements is available for review on the Company’s profile on SEDAR+ at www.sedarplus.ca. No vote of the Shareholders is required with respect to this item of business.

B.	Number of Directors

As further described under the heading “Election of Directors” below, Shareholders are being asked to set the number of directors of the Company at seven (7). Unless authority to do so is withheld, proxies given pursuant to this solicitation by management of the Company will be voted “FOR” setting the number of directors of the Company at seven (7).

C.	Election of Directors

The term of office for each of the present directors of the Company expires at the Meeting. It is proposed that the seven (7) persons named below will be nominated at the Meeting. Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected or appointed pursuant to the Articles of the Company, unless his office is earlier vacated in accordance with the Articles of the Company and the provisions of the CBCA.

Unless authority to do so is withheld, proxies given pursuant to this solicitation by the management of the Company will be voted “FOR” the election of each of the nominees named below (the “Management Nominees”). If any of the Management Nominees should, for any reason, become unable to serve as a director of the Company prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their sole discretion.

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The following disclosure sets out: (i) the names of the Management Nominees; (ii) their major offices and positions with the Company (if any); (iii) their place of residence; (iv) the committees of the Board on which each currently sits (if any); (v) the period of time during which each has been a director of the Company; (vi) their principal occupation, business or employment for the preceding five years; and (vii) the number of Shares beneficially owned, or controlled or directed, directly or indirectly, by each as at the Record Date. Dr. Gutschlag will not seek re-election at the Meeting and, as a result, his term as a director will come to an end at the time of the Meeting. Accordingly, disclosure with respect to Dr. Gutschlag is not included below. In identifying and selecting a future director nominee to replace Dr. Gutschlag, the Company will take into consideration diversity as one of many factors during the search process, including, without limitation, diversity with respect to experience, perspective, education, race, gender, national and ethnic origin, religion, sexual orientation, political belief and disability.

Name, residence, office(s) held and date first became a director	Principal occupation, business or employment	Shares beneficially owned, or controlled or directed, directly or indirectly(1)
Lewis Black New York, New York, USA Chairman, President and Chief Executive Officer Director (Non-independent) Director since September 23, 2011

Mr. Black is currently the Chairman, President and Chief Executive Officer of the Company. He is also currently a partner of Almonty Partners, LLC, a privately held company specializing in tungsten mining investments. Mr. Black previously served as Chairman and Chief Executive Officer of Primary Metals Inc., a tungsten mining company formerly listed on the TSX Venture Exchange, from 2005 to 2007. Prior to that, he was head of sales and marketing for SC Mining Tungsten Thailand. Mr. Black holds a B.A. (Honours) from Manchester University and is a former Vice President of the International Tungsten Industry Association.

19,464,921(2)(3)
Daniel D’Amato Paris, France Director (Non-independent) Nomination, Compensation and Corporate Governance Committee Director since September 23, 2011

Mr. D’Amato is currently a partner of Almonty Partners, LLC, a privately held company specializing in tungsten mining investments. He has held this position since 2005. Mr. D’Amato previously served on the board of directors of Primary Metals Inc., a tungsten mining company formerly listed on the TSX Venture Exchange, from 2005 to 2007. He began his career on Wall Street with Bear Stearns where over nearly a decade he became Managing Director. Mr. D’Amato holds a B.Sc. from Siena College.

8,994,430(2)(4)

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Name, residence, office(s) held and date first became a director	Principal occupation, business or employment	Shares beneficially owned, or controlled or directed, directly or indirectly(1)
Mark Trachuk Toronto, Ontario, Canada Lead Director (Independent) Audit Committee (Chair) Nomination, Compensation and Corporate Governance Committee (Chair) Director since September 23, 2011

Mr. Trachuk is the former General Counsel and Corporate Secretary at WildBrain Ltd. (TSX: WILD), a global leader in kids’ and family entertainment. Additionally, Mr. Trachuk previously served as counsel at Norton Rose Fulbright Canada LLP, where he practiced corporate and securities law with an emphasis on mergers, acquisitions, strategic alliances and corporate governance. Mr. Trachuk is also a former General Counsel and director of Entertainment One, Ltd. (LSE: ETO), a global entertainment studio that was a constituent member of the FTSE 250. Prior to joining Entertainment One, he was a senior partner in the Business Law Group at Osler, Hoskin & Harcourt LLP, a Canadian-based law firm, where he practised from 1989 to 2018. Mr. Trachuk was also previously Lead Director of Thunderbird Entertainment Inc. (TSXV: TBRD) and Chairman of the Board of Playmaker Capital Inc. (TSXV: PMKR). Mr. Trachuk holds a B.A. in Economics from Carleton University, a J.D. from the University of Ottawa and an LL.M. in Corporate Law from the London School of Economics. Mr. Trachuk also holds the ICD.D designation from the Institute of Corporate Directors through the University of Toronto Rotman School of Management. Mr. Trachuk is called to the bar in the provinces of Ontario and British Columbia and is a qualified solicitor in England and Wales.

1,159,558
Andrew Frazer Dalkeith, Western Australia, Australia Director (Independent) Audit Committee Director since May 28, 2021	Mr. Frazer is currently a representative of RM Corporate Finance Pty Ltd. Mr. Frazer previously held positions as a consultant at Azure Capital, a stockbroker with Hartley Poynton, Patersons Securities and Morgan Stanley. Mr. Frazer graduated from the University of Western Australia with a Bachelor of Commerce – Honours, Bachelor of Jurisprudence and a Bachelor of Laws. Mr. Frazer also obtained his CFA Charter, along with a Diploma from the Securities Institute of the ASX.	70,666

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Name, residence, office(s) held and date first became a director	Principal occupation, business or employment	Shares beneficially owned, or controlled or directed, directly or indirectly(1)
David Hanick Toronto, Ontario, Canada Director (Non-independent) Director since June 26, 2023

Mr. Hanick is a partner of KIN Asset Management Inc. and served as the Chief Operating Officer of Spotlight Development Inc., a real estate developer based in Toronto, Canada and specialized in mixed-use, co-op, multi-residential rental, and condominium projects, until June 2025. Mr. Hanick previously held the position of Chief Legal Officer and member of the Investment Committee at Starlight Investments, a leading global real estate investment and asset management firm. Prior to joining Starlight Investments, Mr. Hanick was a corporate partner and co-head of the Mining and Natural Resources Group in the Toronto office of Osler, Hoskin & Harcourt LLP where he focused on public and private mergers and acquisitions as well as capital markets transactions acting for issuers, underwriters and private equity firms. He has more than 20 years of legal, capital markets, mergers and acquisitions and corporate governance expertise. Mr. Hanick has served on the board of directors of Process Fusion Inc., a software and cloud computing organization and as corporate secretary for each of Starlight Western Canada Multi-Family (No. 2) Fund, Starlight U.S. Multi-Family (No. 2) Core Plus Fund (TSXV: SCPT.A / SCPT.U) and Starlight U.S. Residential Fund (TSXV: SURF.A / SURF.U). Mr. Hanick was awarded the 2020 and 2021 Law Department Leader of the Year Excellence Award by Canada Law Awards and was a finalist for the 2021 Canadian General Counsel Awards in the Business Achievement category. Mr. Hanick is a member of the Law Society of Ontario and holds a joint Master of Business Administration from the Schulich School of Business and Bachelor of Laws from Osgoode Hall Law School.

Nil
Gustave F. Perna Crane Hill, Alabama, USA Director (Independent) Director since March 20, 2025

General Perna retired from the United States Army in August 2021 as the Chief Operating Officer of Operation Warp Speed, the U.S. national initiative focused on the rapid research, development, production and distribution of vaccines and therapeutics to combat COVID-19. From 2016 to 2020, General Perna served as Commander of the U.S. Army Materiel Command (AMC), comprising over 190,000 soldiers, civilians, and contractors. General Perna has held several high-ranking positions during his military career, including serving as Deputy Chief of Staff, G-4 (SVP for Logistics) for the Department of the Army (2014–2016), Commanding General (CEO) of the Joint Munitions Command (2010–2012), and Director, J-4, United States Forces – Iraq (2009–2010), overseeing multinational logistics during Operation Iraqi Freedom/New Dawn. He also led as Commanding General (CEO) of the Defense Supply Center – Philadelphia within the Defense Logistics Agency (2008–2009). General Perna holds an Associate degree in Business Administration from Valley Forge Military Academy and a Bachelors degree in business management from the University of Maryland and was awarded a Master’s degree in Logistics Management from the Florida Institute of Technology.

88,526
Alan Estevez Bethesda, Maryland, USA Director (Independent) Director since May 30, 2025

Mr. Estevez served as Under Secretary of Commerce for Industry and Security from 2022 to 2025, overseeing U.S. export controls and implementation of national security-related trade measures. From 2013 to 2017, he held the position of Principal Deputy Under Secretary of Defense for Acquisition, Technology and Logistics, following his 2011–2013 tenure as Assistant Secretary of Defense for Logistics and Materiel Readiness—the first career civilian to hold that role. Earlier in his career, Mr. Estevez held multiple leadership roles at the U.S. Department of Defense and Army, focusing on acquisition, supply chain, and logistics operations. He later served as a national security and logistics advisor at Deloitte. Mr. Estevez holds a B.A. in Political Science from Rutgers University and an M.S. in National Resource Strategy from the National Defense University. His public service has been recognized with numerous honors, including three DoD Distinguished Public Service Medals, the Presidential Rank Award, and the Service to America Medal.

72,478

Notes:

(1)	The number of shares beneficially owned, or controlled or directed, directly or indirectly, by each Management Nominee is based on information furnished by the nominees and from insider reports available under the Company’s profile on SEDI at www.sedi.ca.
(2)	Mr. Black and Mr. D’Amato are each partners of Almonty Partners, LLC, a privately-held company specializing in tungsten mining investments. Almonty Partners, LLC holds 4,262,613 Shares or approximately 1.5% of the issued and outstanding Shares as at the Record Date.
(3)	Mr. Black owns 15,202,308 Shares directly or approximately 5.4% of the issued and outstanding Shares as at the Record Date.
(4)	Mr. D’Amato owns 4,731,817 Shares directly or approximately 1.7% of the issued and outstanding Shares as at the Record Date.

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Each of the Management Nominees are, in the opinion of management, qualified to direct the activities of the Company until the next annual meeting of Shareholders and all nominees have indicated their willingness to stand for election.

Majority Voting for Election of Directors

The election of directors at the Meeting will be governed by the majority voting requirements under the CBCA, which require that, in an uncontested election of directors, such as the one planned for the Meeting, each nominee will be elected as a director of the Company only if the number of votes cast “for” the election of the nominee represents a majority of the total votes cast “for” and “against” them. However, the CBCA provides that an incumbent director that is not elected by a majority of votes cast may continue in office until the earlier of (i) the 90th day after the shareholder meeting; and (ii) the day on which their successor is appointed or elected.

Given the amendment of the CBCA to include such majority voting requirements, the Board unanimously resolved to repeal the Company’s former majority voting policy, and accordingly such policy will not apply in respect of the Meeting. If and when the Company completes the previously announced re-domestication to the State of Delaware and is no longer subject to the majority voting requirements under the CBCA, the Company intends to re-adopt a majority voting policy if necessary to comply with the requirements of the TSX.

Orders, Bankruptcies, Penalties or Sanctions

To the Company’s knowledge, none of the Management Nominees:

(a)	is, as at the date of this Circular, nor has been within ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

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(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is, as at the date of this Circular, nor has been within ten (10) years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold any of their respective assets.

To the Company’s knowledge, none of the Management Nominees has:

(a)	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority;

(b)	entered into a settlement agreement with a securities regulatory authority; or

(c)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for such proposed director.

D.	Appointment of Auditors

Shareholders are being asked to confirm the appointment of Zeifmans LLP, Chartered Professional Accountants and to re-appoint Zeifmans LLP, Chartered Professional Accountants, as auditor of the Company to hold office until the next annual meeting of Shareholders. Zeifmans LLP was first appointed as auditor of the Company on October 1, 2021. Unless authority to do so is withheld, proxies given pursuant to this solicitation by the management of the Company will be voted “FOR” the appointment of Zeifmans LLP as auditor of the Company to hold office until the close of the next annual meeting of Shareholders, at a remuneration to be fixed by the Board.

E.	Other Business

As of the date of this Circular, none of the directors or officers of the Company are aware of any amendments or variations to the matters set out in the Notice of Meeting, nor of any other matter to be presented at the Meeting. However, if any amendment, variation or other business is properly brought before the Meeting, the persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested.

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Securities Authorized for Issuance under Security-Based Compensation Arrangements

The following table sets forth, as of December 31, 2025, the number of securities issuable upon exercise of outstanding Options (as hereinafter defined), RSUs (as hereinafter defined) and other entitlements, the weighted exercise price of such outstanding Options, RSUs and other entitlements and the number of securities remaining available for future issuance under all security-based compensation arrangements previously approved by the Shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding Options, RSUs and warrants	Weighted-average exercise price of outstanding Options, RSUs and warrants ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders – Options	7,131,312	1.98	–
Equity compensation plans approved by securityholders – RSUs	3,277,773	2.75	–
Total	10,409,085	–	12,113,230

Executive Compensation

A.	Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis portion of the Circular is to provide information about the Company’s executive compensation philosophy, objectives and processes and to discuss compensation decisions relating to the Company’s executive officers, including its “named executive officers”. Pursuant to applicable securities regulations, a “named executive officer” means (a) the Chief Executive Officer, (b) the Chief Financial Officer, (c) each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year, and (d) each individual who would be a named executive officer under item (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

For the most recently completed fiscal year ended December 31, 2025, the named executive officers of the Company were Lewis Black, Chief Executive Officer, Mark Gelmon, former Chief Financial Officer (Mr. Gelmon served as Chief Financial Officer until August 25, 2025) and Brian Fox, Chief Financial Officer (Mr. Fox was appointed as Chief Financial Officer effective August 25, 2025) (together, the “Named Executive Officers”).

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Compensation Governance

Nomination, Compensation and Corporate Governance Committee

The Board has established the Nomination, Compensation and Corporate Governance Committee (the “NCCG Committee”) to assist the Board in fulfilling its oversight responsibilities in relation to, among other things, executive compensation, Board compensation, broadly applicable compensation and benefit programs, and performance reviews of the Board, its committees and individual directors. The NCCG Committee is currently comprised of Daniel D’Amato, Dr. Thomas Gutschlag, and Mark Trachuk (Chair), all of whom have been determined by the Board to be independent under section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”), other than Mr. D’Amato by virtue of $899,582 received by him in consulting fees for the most recently completed fiscal year ended December 31, 2025. Dr. Gutschlag will not seek re-election at the Meeting and, as a result, his term as a director, and as a member of the NCCG Committee, will come to an end at the time of the Meeting. Following the Meeting, the Board will appoint Dr. Gutschlag’s replacement on the NCCG Committee. All members of the NCCG Committee have experience in matters of executive compensation that is relevant to their responsibilities as members of such committee by virtue of their respective professions and long-standing involvement with public companies. In addition, each member of the NCCG Committee strives to keep abreast of trends and developments affecting executive compensation.

The Board has a written charter for the NCCG Committee outlining its role and objectives, composition, meeting requirements and responsibilities. Pursuant to such charter, the specific duties and responsibilities of the NCCG Committee include:

(a)	reviewing and recommending to the Board the compensation and benefits policies and plans (including incentive compensation plans) for the Company and its subsidiaries;

(b)	annually evaluating the performance of the Chief Executive Officer of the Company and recommending to the Board his or her annual compensation package;

(c)	annually reviewing and recommending to the Board the compensation packages for the other executive officers of the Company;

(d)	reviewing and recommending to the Board any employment agreements with executive officers of the Company;

(e)	annually reviewing and recommending to the Board the compensation of the directors of the Company;

(f)	determining grants of Options under the Company’s Stock Option Plan and recommending the same to the Board for approval; and

(g)	reviewing public disclosure of executive and director compensation.

The Board relies on the knowledge and experience of the members of the NCCG Committee in carrying out its responsibilities and to recommend appropriate levels of compensation for the Company’s executive officers. Under its charter, the NCCG Committee may also engage any external professional advisors, which it deems necessary to carry out its duties.

A complete copy of the NCCG Committee charter is available on the Company’s website at www.almonty.com. Additional information with respect to the Board and the NCCG Committee can be found in the sections entitled “Corporate Governance – Board of Directors” and “Corporate Governance – Nomination, Compensation and Corporate Governance Committee” below.

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Compensation Consultant

In October 2025, the NCCG Committee retained CBIZ Benefits & Insurance Services, Inc. (“CBIZ”) to assist the NCCG Committee and the Board in determining compensation for the Company’s directors and executive officers. CBIZ’s mandate was to (i) assess market director compensation and provide the NCCG Committee and the Board with guidance with respect to director compensation, and (ii) conduct a competitive market analysis of compensation for the Company’s President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). CBIZ has previously provided tax services to Mr. Black in his individual capacity, which services were paid for by Mr. Black. The NCCG Committee considered the independence of CBIZ prior to the appointment of CBIZ.

In its report to the Company, CBIZ observed that, in terms of total compensation, the Company’s director compensation program was aligned to the 75th percentile of the market, but noted certain structural deviations, from peer practice. In line with CBIZ’s recommendations, the Company determined to increase annual director compensation to $279,560 per year (represents US$200,000 as converted into Canadian dollars using the 2025 annual daily exchange rate of US$1.00 = $1.3978, as quoted by the Bank of Canada), payable in the amount of $69,890 per quarter (represents US$50,000 as converted into Canadian dollars using the foregoing exchange rate), effective January 1, 2026, with $34,945 payable per quarter in DSUs (as hereinafter defined) and $34,945 payable per quarter in DSUs or cash, at the director’s election (each such amount representing US$25,000, as converted into Canadian dollars using the foregoing exchange rate).

With respect to CEO and CFO compensation, CBIZ benchmarked the Company’s CEO and CFO compensation against peer and survey data and found base salaries to be competitively aligned. CBIZ’s observations included formalizing a CEO annual incentive target. The NCCG Committee and Board reviewed CBIZ’s observations and recommendations and, as a result, the Company entered into new employment agreements with its CEO and CFO, as further described under the heading “Termination and Change of Control Benefits” below.

The table below discloses, for each of fiscal 2025 and fiscal 2024, the aggregate fees billed by CBIZ to the Company for services that CBIZ provided the NCCG Committee and Board related to determining compensation for the Company’s directors and executive officers and for any other services that CBIZ provided to the Company.

Fee Category	Fiscal 2025		Fiscal 2024
Executive Compensation-Related Fees	$34,945	(1)	–
All Other Fees	–		–

Notes:

(1)	Represents US$25,000 as converted into Canadian dollars using the 2025 annual average daily exchange rate of US$1.00 = $1.3978, as quoted by the Bank of Canada.

Executive Compensation Program Design and Philosophy

The Company’s executive compensation program is based on a pay-for-performance philosophy and is designed to deliver consistently strong performance for Shareholders. The Company’s program is intended to achieve the following key objectives:

(a)	aligning the interests of the Company’s executive officers and directors with those of its Shareholders;

15

(b)	attracting and retaining highly trained, experienced and committed executive officers and directors, whose performance will directly affect the Company’s ongoing financial performance; and

(c)	motivating and rewarding executive officers and directors by linking incentive compensation to Shareholder value, the achievement of general business objectives, and financial and operational results.

The Company’s compensation program is comprised of base salary, short-term incentive compensation and long-term incentive compensation. These components are discussed in more detail below. In setting the value of each of these components, the NCCG Committee considers the performance of both the Company, as well as the individual performances of its executive officers for the period in question. The NCCG Committee does not generally set specific performance objectives and so relies on its experience and judgment in determining compensation. However, the NCCG Committee will generally have regard to, among other things:

(a)	the Company’s performance relative to its general goals and objectives;

(b)	the Company’s performance relative to the mining industry as a whole, which, the Board, from time to time, determines on the basis of the size, scope and complexity of the other firms’ businesses and operations compared to those of the Company, with regard to factors including the relative stage of development, production levels, past exploration and development success, revenue levels, total assets, free cash flow and capital expenditures;

(c)	the relative competitiveness of the Company’s compensation program when compared with the similar companies in the same industry;

(d)	the Company’s Share price and market capitalization; and

(e)	developments in, and the stability of, the financial markets more generally.

The NCCG Committee has not conducted a formal evaluation of the implications of the risks associated with the Company’s compensation policies. Risk management is a general consideration of the NCCG Committee when implementing the Company’s compensation policies and the NCCG Committee does not believe that the Company’s compensation policies result in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Company.

The Company maintains an Insider Trading Policy that prohibits insiders from engaging in short sales of securities of the Company, buying or selling puts, calls or other derivatives in respect of securities of the Company, or purchasing the Company’s securities on margin as held in a margin account.

Benchmarking

In considering the Company’s executive compensation program and director compensation, the NCCG Committee and the Board have considered the compensation programs of a benchmark group of peers in the mining and energy sectors. However, the Company has not engaged in benchmarking with a specific benchmarking group for the purposes of assessing its compensation practices or setting levels of compensation.

16

In providing its compensation-related advisory services to the Company, CBIZ considered the compensation practices of the following group of peers in the U.S. and Canadian mining and energy sectors:

Company Name	Ticker	Sector	Rationale
Altius Minerals Corporation	TSX:ALS	Metals and mining	Royalty-focused mining company based in Canada focused on copper, nickel, cobalt, lithium, potash and iron; operates in multiple countries
Denison Mines Corp.	NYSE:DNN	Oil, gas and consumable fuels	Canada-based mining company focused on uranium; operations in Canada only
Energy Fuels Inc.	NYSE:UUUU	Oil, gas and consumable fuels	U.S.-based exploration and development company focused on uranium and other rare earth elements; also produces and sells mineral-based products
Global Atomic Corporation	TSX:GLO	Metals and mining	Canada-based mining company focused on uranium and zinc; operates in multiple countries
Ivanhoe Electric Inc.	NYSE:IE	Metals and mining	U.S.-based mining company focused on copper, gold and silver; operates in U.S. only
Luca Mining Corp.	TSXV: LUCA	Metals and mining	Canadian-based mining company focused on gold, silver, zinc, lead, copper; operates in multiple countries
NovaGold Resources Inc.	NYSE:NG	Metals and mining	Canada-based mining company focused on gold; operates only in U.S.
TMC the metals company Inc.	Nasdaq:TMC	Metals and mining	Canada-based mining and processing company focused on seafloor minerals such as nickel, cobalt, copper and manganese; sells manganese alloy used in electric vehicles and energy storage markets
TRX Gold Corporation	TSX:TRX	Metals and mining	Canada-based mining company focused on gold; flagship project located in Tanzania
Uranium Energy Corp.	NYSE:UEC	Oil, gas and consumable fuels	U.S.-based mining and processing company focused on uranium and titanium concentrates; operates in multiple countries

Elements of the Company’s Executive Compensation Program

Base Salaries

Base salaries are considered to be an essential element in attracting and retaining highly qualified executive officers who are critical to the Company’s success. An executive officer’s base salary is intended to provide a fixed level of pay that reflects each executive officer’s experience, primary duties and responsibilities. It also provides a foundation upon which performance based incentive compensation elements are assessed. Base salaries are established by taking into account individual performance, experience, level of responsibility and pay practices in the mining industry generally. Base salaries of all executive officers are reviewed annually by the NCCG Committee and approved by the Board.

Short-Term Incentive Compensation

The Company may pay discretionary cash bonuses, which are intended to reward individual contribution to corporate performance over the course of the Company’s most recently completed fiscal year ended December 31, 2025. Bonuses are paid at the discretion of the Board, on the recommendation of the NCCG Committee, and neither the NCCG Committee nor the Board has established any particular trigger or formula for determining when an award will be made under this plan, nor the quantum of any award that is made. Instead, the NCCG Committee and the Board will generally consider all aspects of an individual executive’s personal contribution to corporate performance and general objectives when making a determination.

17

Long-Term Incentive Compensation – Security-Based Awards

The Company’s long-term incentive awards consist of awards under the New EIP (as hereinafter defined), which provide a variable element of compensation that allows the Company to incentivize and retain its executive officers for their sustained contributions to the Company. These incentive awards reward performance and continued employment by an executive officer and provide executive officers with a strong link to long-term corporate performance and the creation of Shareholder value. The NCCG Committee determines the amount and terms of any additional long-term incentive awards to be recommended to the Board.

New Omnibus Equity Incentive Plan

Background

On March 21, 2025, the Board approved, subject to the receipt of Shareholder approval, the adoption of a new omnibus equity incentive plan of the Company (the “New EIP”), which is designed to provide flexibility to the Company to grant equity-based incentive awards in the form of Options, share units (“Share Units”) and deferred share units (“DSUs” and together with Options and Share Units, “Awards”). The New EIP received Shareholder approval at the annual general and special meeting of Shareholders held on April 30, 2025.

The New EIP superseded and replaced the Company’s Third Amended and Restated Incentive Stock Option Plan (the “Stock Option Plan”) and Restricted Share Unit Plan (the “RSU Plan” and together with the Stock Option Plan, the “Old Plans”) in respect of awards after April 30, 2025, and no new awards are available for grant under or may be granted under the Old Plans. The Old Plans continue to exist only for the purpose of governing the terms of outstanding awards that have already been issued under the Old Plans until such awards are exercised, settled, expire or are otherwise terminated or cancelled.

Purpose

The purpose of the New EIP is to permit the Company to grant Awards to Eligible Participants (as hereinafter defined), for the following purposes: (a) to increase the interest in the Company’s welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Company and its subsidiaries; (b) to provide an incentive to such Eligible Participants to continue their services for the Company or any of its subsidiaries and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Company and its subsidiaries are necessary or essential to its success, image, reputation or activities; (c) to reward any Eligible Participant that is granted one or more Awards under the New EIP (each, a “New EIP Participant”) for their performance of services while working for the Company or its subsidiaries; and (d) to provide a means through which the Company or its subsidiaries may attract and retain able persons to enter their employment or service.

A summary of the key terms of the New EIP is set out below, which is qualified in its entirety by the full text of the New EIP, appended to our management information circular dated March 21, 2025, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Summary of the New EIP

Administration of the New EIP

The New EIP is administered and interpreted by the Board, which may delegate its authority to a committee or plan administrator appointed by the Board. Subject to the terms of the New EIP, the Board determines which directors, officers, consultants and employees are eligible to receive Awards under the New EIP, the time or times at which Awards may be granted, the conditions under which Awards may be granted or forfeited to the Company, the number of Shares to be covered by any Award, the exercise price of any Award, whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Board may determine.

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In addition, the Board interprets the New EIP and may, in accordance with the terms of the New EIP, adopt, amend and rescind rules and regulations relating to the New EIP, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the New EIP.

Eligibility

The following individuals (collectively, “Eligible Participants”) are eligible to participate in the New EIP: (i) in respect of a grant of Options or Share Units, any director, executive officer, employee or consultant of the Company or any of its subsidiaries; and (ii) in respect of a grant of DSUs, any director who is not otherwise an employee or executive officer of the Company or any of its subsidiaries (a “Non-Employee Director”). The extent to which any Eligible Participant is entitled to receive a grant of an Award pursuant to the New EIP will be determined in the sole and absolute discretion of the Board.

Shares Subject to the New EIP

Under the New EIP, the maximum number of Shares reserved for issuance, in the aggregate, is 37,333,333 (representing 14.21% of the issued and outstanding Shares as at December 31, 2025), less any Shares underlying securities granted under any other security-based compensation arrangements of the Company (including the Old Plans and any other stock option, stock option plan, employee stock purchase plan, long-term incentive plan or other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury, including a Share purchase from treasury by a full-time employee, director, officer, insider, or consultant which is financially assisted by the Company or a subsidiary by way of a loan, guarantee or otherwise), if any. No Award under the New EIP may be granted if such grant would have the effect of causing the total number of Shares reserved for issuance under the New EIP to exceed the maximum number of Shares reserved for issuance under the New EIP as described in the preceding sentence.

Awards that remained outstanding under the Old Plans when the New EIP became effective count against the number of Shares reserved for issuance under the New EIP.

As at December 31, 2025, the Company had 7,131,312 Options, 3,277,773 RSUs and no DSUs outstanding under the New EIP and the Old Plans, as applicable, representing an aggregate total of 10,409,085 Shares underlying outstanding awards (representing 3.96% of the issued and outstanding Shares as at December 31, 2025). As at December 31, 2025, the maximum number of Shares that could be reserved for issuance under the New EIP and the Old Plans was 12,113,230 (representing 4.61% of the issued and outstanding Shares as at December 31, 2025).

Insider Participation Limit, Individual Limit

The New EIP provides that, as long as the Shares are listed on the TSX, the maximum number of Shares: (a) issuable to insiders at any time; and (b) issued to insiders within any one-year period, under the New EIP, or when combined with all of the Company’s other security-based compensation arrangements, cannot exceed 10% of the Company’s issued and outstanding securities.

The New EIP does not provide for a maximum number of Shares which may be issued to an individual pursuant to the New EIP and any other security-based compensation arrangement (expressed as a percentage or otherwise).

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Types of Awards

The New EIP provides for the grant of Options, Share Units and DSUs. Each of the Awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Board, in its sole discretion, subject to such limitations provided in the New EIP, and will generally be evidenced by a Grant Agreement (as defined in the New EIP). In addition, subject to the limitations provided in the New EIP and in accordance with applicable law, the Board may accelerate or defer the vesting or payment of Awards, modify outstanding Awards, and waive any condition imposed with respect to Awards or Shares issued pursuant to Awards.

Stock Options

An Option entitles a holder thereof to purchase a prescribed number of Shares from treasury at an exercise price set at the time of the grant. The Board will establish the exercise price at the time each Option is granted, which exercise price shall be not less than the closing price of the Shares on the last trading day prior to the date of grant (the “Market Value of a Share”). Subject to the provisions set forth in the New EIP and any Shareholder or regulatory approval which may be required, the Board will, from time to time, in its sole discretion: (i) designate the Eligible Participants who may receive Options under the New EIP; (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options will be granted; and (iii) determine the relevant vesting provisions (including performance criteria, if applicable) and the Option term, which cannot be more than fifteen (15) years from the date the Option is granted. Options issued under the New EIP will comply with any applicable stock exchange requirements.

The Board may, at any time (including at the time of receipt by the Company of a notice to exercise Options from a New EIP Participant) and on such terms as it may in its discretion determine, grant to such New EIP Participant who is entitled to exercise an Option the alternative right (the “Cashless Exercise Right”) to deal with such Option on a “cashless exercise” basis. Without limitation, the Board may determine in its discretion that such Cashless Exercise Right, if any, granted to a New EIP Participant in respect of any Options, entitles the New EIP Participant the right to surrender such Options, in whole or in part, to the Company upon giving notice in writing to the Company of the New EIP Participant’s intention to exercise such Cashless Exercise Right and the number of Options in respect of which such Cashless Exercise Right is being exercised, and, upon such surrender, to receive, as consideration for the surrender of such Options as are specified in the notice, that number of Shares, disregarding fractions, equal to the quotient obtained by: (a) subtracting the applicable Option price from the Market Value of a Share (determined as of the date such notice of cashless exercise is received by the Company), and multiplying the remainder by the number of Options specified in such notice; (b) subtracting from the amount obtained under subsection (a) the amount of any applicable withholding taxes as determined by the Company in its sole discretion (unless such amounts are paid in cash by the New EIP Participant at the time of exercise); and (c) dividing the net amount obtained under subsection (b) by the Market Value of a Share determined as of the date such notice of cashless exercise is received by the Company.

The annual burn rate of Options in respect of: (i) the most recently completed fiscal year ended December 31, 2025 was 0.98%; (ii) fiscal 2024 was 2.25%; and (iii) fiscal 2023 was 1.15%. “Annual burn rate” is the number of Options granted under the New EIP or the Stock Option Plan, as applicable, during the applicable fiscal year divided by the weighted average number of Shares outstanding for the applicable fiscal year, as required to be calculated and disclosed pursuant to Sections 613(p) and 613(d)(iii) of the TSX Company Manual.

Share Units

A Share Unit is an Award that is a bonus for services rendered in the year of grant that, upon settlement, entitles the recipient to receive a cash payment equal to the Market Value of a Share (or, at the sole discretion of the Company, a Share), and subject to such restrictions and conditions on vesting as the Board may determine at the time of grant, unless such Share Unit expires prior to being settled. Restrictions and conditions on vesting of the Share Units, may, without limitation, be based on the passage of time during continued employment or other service relationship (referred to as a “Restricted Share Unit”), the achievement of specified performance criteria (referred to as a “Performance Share Unit”), or both.

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The Board will, from time to time, in its sole discretion: (i) designate the Eligible Participants who may receive Share Units under the New EIP; (ii) fix the number of Share Units, if any, to be granted to each Eligible Participant and the date or dates on which such Share Units will be granted; (iii) determine the relevant conditions, vesting provisions (including the applicable performance period and performance criteria, if any) and the period between the date of grant of such Share Units and the latest Vesting Date (as defined in the New EIP) in respect of any portion of such Share Units (the “Restriction Period”); and (iv) determine any other terms and conditions applicable to the granted Share Units.

Subject to the vesting and other conditions and provisions in the New EIP and in the applicable Grant Agreement, each Share Unit entitles the holder thereof to receive, on settlement, a cash payment equal to the Market Value of a Share, or at the discretion of the Company, one Share or any combination of cash and Shares as the Company in its sole discretion may determine, in each case less any applicable withholding taxes. Subject to the terms of the New EIP, a New EIP Participant’s vested Share Units will be redeemed in consideration for a cash payment on the date that is the earliest of: (i) the 15th day following the applicable Vesting Date for such vested Share Units (or, if such day is not a business day, on the immediately following business day); (ii) December 15 of the third calendar year following the end of the calendar year in respect of which such Share Unit is granted; and (iii) in the case of a New EIP Participant who is a U.S. Taxpayer (as defined in the New EIP), March 15 of the year following the year in which such Share Units are not, or are no longer, subject to a substantial risk of forfeiture (as interpreted under applicable law).

The annual burn rate of RSUs in respect of: (i) the most recently completed fiscal year ended December 31, 2025 was 0.82%; (ii) fiscal 2024 was 0.83%; and (iii) fiscal 2023 was 0.198%. “Annual burn rate” is the number of RSUs granted under the New EIP or the RSU Plan, as applicable, during the applicable fiscal year divided by the weighted average number of Shares outstanding for the applicable fiscal year, as required to be calculated and disclosed pursuant to Sections 613(p) and 613(d)(iii) of the TSX Company Manual.

DSUs

A DSU is an Award for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient New EIP Participant to receive cash or acquire Shares, as determined by the Company in its sole discretion, unless such DSU expires prior to being settled.

Subject to the provisions of the New EIP and certain legal requirements, the Board may, from time to time, in its sole discretion: (i) designate the Non-Employee Directors who may receive DSUs under the New EIP; (ii) fix the number of DSUs, if any, to be granted to any Non-Employee Director and the date or dates on which such DSUs will be granted; and (iii) determine any other terms and conditions applicable to the granted DSUs. In addition, each Non-Employee Director is given the right, subject to the terms and conditions of the New EIP, to elect to receive all or a portion of any director fees that are otherwise intended to be paid in cash in the form of DSUs in lieu of cash.

Subject to the vesting and other conditions and provisions in the New EIP and in any Grant Agreement, each DSU awarded to a New EIP Participant will entitle the New EIP Participant to receive on settlement a cash payment equal to the Market Value of a Share, or at the discretion of the Company, one Share or any combination of cash and Shares as the Company in its sole discretion may determine. Except as otherwise provided in the New EIP: (i) DSUs of a New EIP Participant who is a U.S. Taxpayer will be redeemed and settled by the Company as soon as reasonably practicable following the New EIP Participant’s Separation from Service (as defined in the New EIP); and (ii) DSUs of a New EIP Participant who is a Canadian New EIP Participant (or who is neither a U.S. Taxpayer nor a Canadian New EIP Participant) will be redeemed and settled by the Company as soon as reasonably practicable following the New EIP Participant’s Termination Date (as defined in the New EIP), but in any event not later than, and any payment (whether in cash or in Shares) in respect of the settlement of such DSUs will be made no later than, December 15 of the first calendar year commencing immediately after the New EIP Participant’s Termination Date.

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Dividend Equivalents

Dividend equivalents may, as determined by the Board in its sole discretion, be awarded in respect of unvested Share Units in a New EIP Participant’s account on the same basis as cash dividends declared and paid on Shares as if the New EIP Participant was a Shareholder of record on the relevant record date. Dividend equivalents, if any, will be credited to the New EIP Participant’s account in additional Share Units, the number of which will be equal to a fraction where the numerator is the product of: (i) the number of Share Units in such New EIP Participant’s account as of the record date for payment of the dividend multiplied by (ii) the dividend paid per Share and the denominator of which is the Market Value of a Share calculated as of the date that dividends are paid. Any additional Share Units credited to a New EIP Participant’s account as a dividend equivalent shall be subject to the same terms and conditions (including vesting and Restriction Periods) as the Share Units in respect of which such additional Share Units are credited and shall be deemed to have been awarded on the same date and subject to the same expiry date as the Share Units in respect of which such additional Share Units are credited.

Blackout Periods

If an Option would expire, or a Share Unit would otherwise vest, during a trading blackout period imposed by the Company to restrict trades in the Company’s securities, or within nine (9) business days after the expiry of such a blackout period, then, subject to certain exceptions, the Option will expire on, or the Vesting Date of such Share Unit will be deemed to be, the date that is ten (10) business days after the expiration of such blackout period.

Expiry Date of Awards

While the New EIP does not stipulate a specific term for Awards granted thereunder, subject to the terms of the New EIP: (a) the expiry date of an Option may not be more than 15 years from its date of grant; and (b) the expiry date of a Share Unit may not be later than December 15 of the third year from its date of grant. All Awards must vest and settle in accordance with the provisions of the New EIP and any applicable Grant Agreement, which Grant Agreement may include an expiry date for a specific Award.

Termination of Employment or Services

The following table describes the impact of certain events upon the New EIP Participants, including resignation, termination for cause, termination without cause, disability, death, retirement or voluntary leave of absence, subject, in each case, to the terms of such New EIP Participant’s applicable Grant Agreement or other written agreement:

Event	Option Provisions	Share Unit Provisions
Resignation

Each unvested Option granted to such New EIP Participant will terminate and become void immediately upon the New EIP Participant’s Termination Date.

Each vested Option held by such New EIP Participant will cease to be exercisable on the earlier of: (A) seven (7) days after the New EIP Participant’s Termination Date; and (B) the expiry date of such Option as set forth in the applicable Grant Agreement, after which such vested Option will expire.

The New EIP Participant’s participation in the New EIP will be terminated immediately upon the New EIP Participant’s Termination Date, all Share Units credited to such New EIP Participant’s account that have not vested as of the New EIP Participant’s Termination Date will be forfeited and cancelled, and the New EIP Participant’s rights that relate to such New EIP Participant’s unvested Share Units will be forfeited and cancelled on the Termination Date.

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Event	Option Provisions	Share Unit Provisions
Termination for Cause	Any vested or unvested Option granted to such Participant will terminate immediately upon the Participant’s Termination Date.	The New EIP Participant’s participation in the New EIP will be terminated immediately upon the New EIP Participant’s Termination Date, all Share Units credited to such New EIP Participant’s account that have not vested as of the New EIP Participant’s Termination Date will be forfeited and cancelled, and the New EIP Participant’s rights that relate to such New EIP Participant’s unvested Share Units will be forfeited and cancelled on the Termination Date.

Termination without Cause

Each unvested Option granted to such New EIP Participant will expire and become void immediately upon the New EIP Participant’s Termination Date.

Each vested Option held by such New EIP Participant will cease to be exercisable on the earlier of: (A) seven (7) days after the New EIP Participant’s Termination Date (or such later date as the Board may, in its sole discretion, determine); and (B) the expiry date of such Option as set forth in the applicable Grant Agreement, after which such vested Option will expire.

Subject to certain exceptions, all unvested Share Units in the New EIP Participant’s account as of the New EIP Participant’s Termination Date relating to a Restriction Period in progress will be forfeited and cancelled.

Disability

Each unvested Option granted to such New EIP Participant will terminate and become void immediately upon the New EIP Participant’s Termination Date.

Each vested Option held by such New EIP Participant will cease to be exercisable on the earlier of: (A) seven (7) days after the New EIP Participant’s Termination Date; and (B) the expiry date of such Option as set forth in the applicable Grant Agreement, after which such vested Option will expire.

Subject to certain exceptions, all unvested Share Units in the New EIP Participant’s account as of the date of his or her employment or service relationship with the Company or any of its subsidiaries being terminated by reason of injury or disability relating to a Restriction Period in progress will be forfeited and cancelled.

Death

Each unvested Option granted to such New EIP Participant will terminate and become void effective immediately prior to the New EIP Participant’s time of death.

Each vested Option held by such New EIP Participant at the time of death may be exercised by the legal representative of the New EIP Participant, provided that any such vested Option will cease to be exercisable on the earlier of (A) the date that is one year after the New EIP Participant’s death; or (B) the expiry date of such Option as set forth in the applicable Grant Agreement, after which such vested Option will expire.

Subject to certain exceptions, all unvested Share Units in the New EIP Participant’s account as of the date of death of such New EIP Participant relating to a Restriction Period in progress will be forfeited and cancelled.

Retirement

Each unvested Option granted to such New EIP Participant will terminate and become void immediately upon the New EIP Participant’s Termination Date.

Each vested Option held by such New EIP Participant will cease to be exercisable on the earlier of: (A) seven (7) days after the New EIP Participant’s Termination Date; and (B) the expiry date of such Option as set forth in the applicable Grant Agreement, after which such vested Option will expire.

Subject to certain exceptions, all unvested Share Units in the New EIP Participant’s account as of the date of retirement of such New EIP Participant relating to a Restriction Period in progress will be forfeited and cancelled.

Leave of Absence (more than 12 months)	The Board may determine, at its sole discretion but subject to applicable laws, that such New EIP Participant’s participation in the New EIP will be terminated, provided that all vested Options will remain outstanding and in effect until the applicable exercise date, or an earlier date determined by the Board at its sole discretion.	Subject to certain exceptions, all unvested Share Units in the New EIP Participant’s account as of the date on which a New EIP Participant elects a voluntary leave of absence of more than 12 months relating to a Restriction Period in progress will be forfeited and cancelled.

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Change of Control

Under the New EIP, in the event of a potential Change of Control (as hereinafter defined), the Board may exercise its sole discretion to: (i) accelerate the vesting of Options to assist the New EIP Participants to tender into a takeover bid or participate in any other transaction leading to a Change of Control; or (ii) accelerate the vesting of, or waive the performance criteria or other vesting conditions applicable to, outstanding Share Units, and the date of such action will be the Vesting Date of such Share Units.

If the Company completes a transaction constituting a Change of Control and within 12 months following the Change of Control a New EIP Participant who was also an officer or employee of, or consultant to, the Company prior to the Change of Control has their employment agreement or consulting agreement terminated, then: (i) all unvested Options granted to such New EIP Participant will immediately vest and become exercisable, and remain open for exercise until the earlier of (A) their expiry date as set out in the applicable Grant Agreement, and (B) the date that is 90 days after such termination or dismissal; and (ii) all unvested Share Units will become vested, and the date of such New EIP Participant’s Termination Date will be deemed to be the Vesting Date.

Under the New EIP, a “Change of Control” includes, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(a)	any transaction (other than a transaction described in clause (c) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Company representing 50% or more of the aggregate voting power of all of the Company’s then-issued and outstanding securities entitled to vote in the election of directors of the Company, other than any such acquisition that occurs upon the exercise or settlement of options or other securities granted by the Company under any of the Company’s equity incentive plans;

(b)	there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the Shareholders immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation, merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(c)	the sale, lease, exchange, license or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Company or any of its subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Company and its subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Company in the course of a reorganization of the assets of the Company and its wholly-owned subsidiaries;

(d)	the passing of a resolution by the Board or Shareholders to substantially liquidate the assets of the Company or wind up the Company’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Company in circumstances where the business of the Company is continued and the shareholdings remain substantially the same following the re-arrangement);

(e)	individuals who, immediately prior to a particular time, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board immediately following such time; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of the New EIP, be considered as a member of the Incumbent Board; or

(f)	the Board adopts a resolution to the effect that a Change of Control as defined in the New EIP has occurred or is imminent.

Non-Transferability of Awards

Except as specifically provided in a Grant Agreement approved by the Board, each Award granted under the New EIP is not assignable or transferable by a New EIP Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of a deceased New EIP Participant. No Award granted under the New EIP will be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

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Amendments to the New EIP

The Board may, subject to obtaining any required consent of the applicable stock exchange(s) on which its Shares are listed, at any time amend, modify or terminate the New EIP without Shareholder approval if and when it is advisable in the discretion of the Board, provided however, Shareholder approval will be required in respect of:

(a)	any amendments to the maximum number of Shares reserved for issuance under the New EIP;

(b)	any amendment which reduces the exercise price of an Option that is held by an insider of the Company;

(c)	any amendment extending the term of an Award held by an insider of the Company beyond its original expiry date except as otherwise permitted by the New EIP;

(d)	any amendment which increases the limit on grants of Awards to insiders of the Company under the New EIP;

(e)	the inclusion in the New EIP of amendment provisions granting additional powers to the Board to amend the New EIP or Awards granted thereunder without Shareholder approval; and

(f)	amendments required to be approved by Shareholders under applicable law (including, without limitation, policies of applicable stock exchange(s) and applicable securities laws).

Where Shareholder approval is sought for amendments under subsections (b), (c) or (d) above, the votes attached to Shares held directly or indirectly by insiders of the Company benefiting from the amendment will be excluded.

Other than as specified above, the Board may approve all other amendments to the New EIP or Awards granted thereunder without Shareholder approval. Without limiting the generality of the foregoing, the following types of amendments would not require Shareholder approval:

(a)	amendments of a “housekeeping” or ministerial nature, including any amendment for the purpose of curing any ambiguity, error or omission in the New EIP or to correct or supplement any provision of the New EIP that is inconsistent with any other provision of the New EIP;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, policies of applicable stock exchange(s) and applicable securities laws);

(c)	the addition or modification of a cashless exercise feature, payable in securities or cash of the Company;

(d)	amendments respecting administration of the New EIP;

(e)	any amendment to the vesting provisions of the New EIP or any Award;

(f)	any amendment to the early termination provisions of the New EIP or any Award, whether or not such Award is held by an insider of the Company, provided such amendment does not entail an extension beyond the original expiry date;

(g)	amendments necessary to suspend or terminate the New EIP; and

(h)	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law (including, without limitation, policies of applicable stock exchange(s) and applicable securities laws).

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Financial Assistance

Unless otherwise determined by the Board, the Company will not offer financial assistance to any New EIP Participant in regards to the exercise of any Award granted under the New EIP.

Stock Option Plan

On March 21, 2025, the Board approved, subject to the receipt of Shareholder approval, the adoption of the New EIP, which received Shareholder approval at the annual general and special meeting of Shareholders held on April 30, 2025. The New EIP superseded and replaced the Stock Option Plan in respect of awards of Options after April 30, 2025, and no new awards of Options are available for grant under or may be granted under the Stock Option Plan. The Stock Option Plan continues to exist only for the purpose of governing the terms of outstanding awards of Options that have already been issued under the Stock Option Plan until such awards are exercised, settled, expire or are otherwise terminated or cancelled. Accordingly, the following description and summary of the Stock Option Plan is for reference purposes only and only applies with respect to outstanding Options granted thereunder.

History

The Company established the Stock Option Plan to provide long-term incentives to eligible directors, officers, employees and consultants. The Stock Option Plan was initially adopted by the Company on February 10, 2010 when the Company was a Capital Pool Company (as defined in the TSX Venture Exchange’s Corporate Finance Manual), an amended and restated Stock Option Plan was initially approved by Shareholders at the Company’s annual meeting of Shareholders on March 26, 2013, and a further amended and restated Stock Option Plan was approved by the Shareholders at the annual meeting of Shareholders held on March 22, 2016. As part of the Company’s listing on the TSX, the Stock Option Plan was amended to bring certain provisions of the Stock Option Plan in line with the requirements of the TSX, and to remove certain provisions that were required when the Shares were listed on the TSX Venture Exchange and to make certain other corresponding amendments. At an annual and special meeting of Shareholders held on June 30, 2022, Shareholders approved such amendments as well as all unallocated options, rights or other entitlements under the Stock Option Plan through to June 30, 2025. Pursuant to the requirements of the TSX, the unallocated options, rights or other entitlements under the Stock Option Plan were subject to re-approval by the Shareholders at the Meeting.

Further, on March 7, 2025, the Board approved an additional amendment to the Stock Option Plan (and the plan was at such time renamed from the “Second Amended and Restated Incentive Stock Option Plan” to the “Third Amended and Restated Incentive Stock Option Plan”) in order to: (i) provide a cashless exercise mechanism for holders of Options and make consequential amendments to effect same; (ii) reduce the amount of time during which a holder of an Option may exercise vested Options following the date on which such holder ceases to be engaged by the Company (for reasons other than death or just cause) from 30 days to seven (7) days; (iii) change the definition of “Consultant” to include individuals that will provide future services for a period of at least 12 continuous months; and (iv) make necessary housekeeping changes in connection with the foregoing. These amendments were made pursuant to the amendment provisions of the Stock Option Plan and were not subject to Shareholder approval.

The cashless exercise provision under the Stock Option Plan permits the Board, in its discretion, to grant to a holder of an Option who has the right to exercise such Option the alternative right (the “Cashless Exercise Right”) to deal with such Option on a “cashless exercise” basis. Without limitation, the Board may determine in its discretion that such Cashless Exercise Right, if any, granted to a holder of Options in respect of any Options, entitles such holder to the right to surrender such Options, in whole or in part, to the Company upon giving notice in writing to the Company of the holder’s intention to exercise such Cashless Exercise Right and the number of Options in respect of which such Cashless Exercise Right is being exercised, and, upon such surrender, to receive, as consideration for the surrender of such Options as are specified in the notice, that number of Shares, disregarding fractions, equal to the quotient obtained by: (a) subtracting the applicable exercise price of the Options from the Market Price (as defined in the Stock Option Plan), and multiplying the remainder by the number of Options specified in such notice; (b) subtracting from the amount obtained under clause (a) the amount of any applicable withholding taxes and other source deductions as determined by the Company in its sole discretion (unless such amounts are paid in cash by the holder of the Option at the time of exercise); and (c) dividing the net amount obtained under clause (b) by the Market Price.

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Pursuant to the Stock Option Plan, the Board, on the recommendation of the NCCG Committee, had the authority to grant Options to officers, directors, employees or consultants (or a corporation employing or wholly-owned by such persons), including consultants that provide investor relations activities to the Company, on such terms, limitations, conditions and restrictions as the Board deems necessary or advisable. Options were normally awarded upon the commencement of an executive officer’s employment with the Company, with the size of the award determined by the level of the executive officer’s responsibility within the Company. Pursuant to the Stock Option Plan, the Board, on the recommendation of the NCCG Committee, had authority to make additional grants from time to time.

Summary of the Stock Option Plan

The Stock Option Plan provided that the maximum number of Shares issuable upon the exercise of Options under the Stock Option Plan, together with all of the Company’s other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, could not exceed 10% of the issued and outstanding Shares (on a non-diluted basis) as at the date of grant of any Option under the Stock Option Plan.

The Stock Option Plan was considered an “evergreen” plan, since the Shares covered by Options which have been exercised shall be available for subsequent grants under the Stock Option Plan and the number of Options available to grant increased as the number of issued and outstanding Shares increases. The exercise price for Options was set by the Board and was not be less than the market price of the Shares at the time of grant of the Option. The Board set the terms of the Options, provided that such term did not exceed ten (10) years. The Board also approved the vesting period or periods of Options granted under the Stock Option Plan.

The Stock Option Plan also has the following terms, among others:

1.	the exercise price for each Option granted (following the listing of the Shares on the TSX on June 1, 2018) shall be the “market price” on the date the Option is granted. The “market price” is equal to (i) the volume weighted average price at which the Shares have traded on the TSX for the five trading days immediately preceding the date on which the Option is approved by the Board; or (ii) for the purpose of determining the number of Shares issuable upon exercise of Options, including a cashless exercise, the closing price of the Shares on the TSX on the date a notice of exercise is received by the Company;

2.	Options terminate within a period of time following an optionee ceasing to be a director, officer, consultant or employee of the Company or of a subsidiary of the Company, being the earlier of the original expiry date and (i) the date of termination, in the case of termination for just cause; (ii) one year in the case of death; and (iii) seven (7) days in all other cases, subject to the discretion of the Board. Any Option not vested at the date of such termination shall be immediately cancelled;

3.	Options are not transferable otherwise than by will or by the laws of descent and distribution, and Options are exercisable, during the holder’s lifetime, only by the holder;

4.	if the date on which an Option expires occurs during or within nine (9) business days after the last day of a trading blackout period imposed pursuant to the Company’s insider trading policy, then the expiry date of such Option shall be the date that is ten (10) business days following the date of expiry of the trading blackout period; and

5.	accelerated vesting of Options under the Stock Option Plan at the Board’s discretion in the event of: (i) a Take-Over Bid or Issuer Bid (as such terms are defined in the Stock Option Plan) (other than a “normal course” Issuer Bid) made for all or any of the issued and outstanding Shares; or (ii) a Change of Control (as defined in the Stock Option Plan) of the Company.

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The Board may, with TSX approval, at any time amend, modify or terminate the Stock Option Plan (to the extent it remains applicable) if and when it is advisable in the discretion of the Board, except that Shareholder approval is required in respect of, inter alia:

(a)	any amendment which reduces the exercise price of an Option that is held by an insider of the Company;

(b)	any amendment extending the term of an Option held by an insider of the Company beyond its original expiry date except as otherwise permitted by the Stock Option Plan;

(c)	the inclusion in the Stock Option Plan of amendment provisions granting additional powers to the Board to amend the Stock Option Plan or Option entitlements thereunder without Shareholder approval; and

(d)	amendments required to be approved by Shareholders under applicable law (including, without limitation, TSX policies and securities laws).

Where Shareholder approval is sought for amendments under subsections (a) or (b) above, the votes attached to Shares held directly or indirectly by insiders of the Company benefiting from the amendment must be excluded.

Other than as specified above, the Board may approve all other amendments to the Stock Option Plan (to the extent it remains applicable) or Options granted under the Stock Option Plan. Without limiting the generality of the foregoing, the following types of amendments would not require Shareholder approval:

(a)	amendments of a “housekeeping” or ministerial nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Stock Option Plan or to correct or supplement any provision of the Stock Option Plan that is inconsistent with any other provision of the Stock Option Plan;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, TSX policies and securities laws);

(c)	the addition or modification of a cashless exercise feature, payable in securities or cash of the Company;

(d)	amendments respecting administration of the Stock Option Plan;

(e)	any amendment to the vesting provisions of the Stock Option Plan or any Option;

(f)	any amendment to the early termination provisions of the Stock Option Plan or any Option, whether or not such Option is held by an insider of the Company, provided such amendment does not entail an extension beyond the original expiry date;

(g)	amendments necessary to suspend or terminate the Stock Option Plan; and

(h)	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law (including, without limitation, TSX policies and securities laws).

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As the New EIP has superseded and replaced the Stock Option Plan in respect of awards of Options granted after April 30, 2025, please refer to the disclosure under the heading “Amendments to the New EIP” in the section entitled “New Omnibus Equity Incentive Plan” above for a description of the amendment procedures with respect to the New EIP.

RSU Plan

On March 21, 2025, the Board approved, subject to the receipt of Shareholder approval, the adoption of the New EIP, which received Shareholder approval at the annual general and special meeting of Shareholders held on April 30, 2025. The New EIP superseded and replaced the RSU Plan in respect of awards of RSUs after April 30, 2025, and no new awards of RSUs are available for grant under or may be granted under the RSU Plan. The RSU Plan continues to exist only for the purpose of governing the terms of outstanding awards of RSUs that have already been issued under the RSU Plan until such awards are exercised, settled, expire or are otherwise terminated or cancelled. Accordingly, the following description and summary of the RSU Plan is for reference purposes only and only applies with respect to outstanding RSUs granted thereunder.

History

The Company adopted the RSU Plan in 2020. On June 28, 2024, Shareholders approved the unallocated entitlements under the Company’s RSU Plan through to June 28, 2027. The purpose of the RSU Plan was to enhance the Company’s ability to attract and retain talented employees, to promote an alignment of interests between such employees and the Shareholders of the Company and to facilitate Share ownership in the Company by its employees.

Award of RSUs

Pursuant to the RSU Plan, the NCCG Committee, or such other committee or persons designated by the Board for purposes of the RSU Plan, was authorized from time to time to award RSUs to Eligible Directors or Eligible Employees (collectively, “Participants”). Under the RSU Plan, “Eligible Directors” are the directors of the Company or any affiliate of the Company, and “Eligible Employees” are employees (including employees who are officers or directors) of the Company or any affiliate of the Company, whether or not they have a written employment contract with the Company, determined by the Board, upon recommendation of the NCCG Committee, as employees eligible for participation in the RSU Plan. Eligible Employees may also include Service Providers eligible for participation in the RSU Plan as determined by the Board. For purposes of the RSU Plan, “Service Provider” means any person or company engaged by the Company or an affiliate to provide services for an initial, renewable or extended period of 12 months or more.

In respect of each award of RSUs, the NCCG Committee designated, in its sole discretion, if the RSUs were to be settled in cash or Shares (or in part Shares or cash). RSUs settled in cash are hereinafter referred to as “Cash Units” and RSUs settled in Shares are referred to as “Share Units”.

Number of Common Shares Available for Issuance

Under the RSU Plan, the aggregate number of Shares that were reserved for issuance under the RSU Plan on the award of RSUs, together with any other security-based compensation arrangements, at any particular time could not exceed 10% of the issued and outstanding Shares. If a Participant forfeited his or her RSUs, the applicable underlying Shares in respect of such forfeited RSUs became available for re-issuance under the RSU Plan.

The aggregate number of Shares issued to insiders of the Company within any 12-month period, or issuable to insiders of the Company at any time, under the RSU Plan or when combined with any other security-based compensation arrangements of the Company, could not exceed 10% of the total number of issued and outstanding Shares at such time.

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Rights and Restrictions Attached to Restricted Share Units

Participants do not have any rights as a shareholder of the Company in respect of the RSUs. Accordingly, Participants are not entitled to vote the Shares underlying Share Units. RSUs are not assignable by a Participant.

Resignation or Other Cessation of Employment

If the employment of a Participant is terminated for any reason other than death or disability, the Participant forfeits all right, title and interest with respect to any unvested RSUs awarded to the Participant under the RSU Plan and such RSUs will immediately expire and be cancelled on such termination date, unless otherwise determined by the NCCG Committee. Any vested RSUs granted under the RSU Plan will continue to be governed by the RSU Plan (see “Settlement” below). If a Participant dies or becomes disabled, his or her RSUs will vest immediately.

Vesting and Maximum Term

RSUs granted under the RSU Plan will vest in accordance with the terms set by the NCCG Committee at the time RSUs are awarded.

The maximum term of the RSUs granted under the RSU Plan (the “Latest Settlement Date”) is a date in the calendar year in which the third anniversary date of an award date occurs, as determined and specified by the NCCG Committee, provided that the Latest Settlement Date specified could be no later than November 30th of such calendar year, and provided further that the NCCG Committee may in its discretion extend the Latest Settlement Date to a date later than November 30th but no later than December 31st in such calendar year.

Change in Control

In the event there is a change of control of the Company (as defined in the RSU Plan) and the employment of a Participant is terminated without cause within 12 months after the change of control, the Participant’s RSUs will vest on the date of termination of employment.

Settlement

For Share Units, the number of Shares received by a Participant upon vesting shall be equal to the number of such RSUs vested on the settlement date. Also, at any time prior to the settlement date, a Participant may request that his or her Share Units be settled in cash, and the NCCG Committee may, in its absolute discretion, agree to settle such RSUs in cash.

For the purpose of settling Cash Units, the amount of cash payable shall be determined by multiplying the number of such RSUs by the Fair Market Value (as hereinafter defined) on the date a determination is required, namely the earliest of: (a) the date of the Participant’s death or disability; (b) the last day of employment of the Participant; (c) the settlement date(s) set out in any grant instrument; or (d) the Latest Settlement Date. The value will be paid to a Participant net of all applicable taxes and other amounts required to be withheld determined in the sole discretion of the Company, within 30 days of the date the Fair Market Value of the applicable RSUs was determined.

Dividend Equivalents

In the event a dividend becomes payable on the Shares, on the payment date for such dividend, each Participant’s account shall be credited with a number of RSUs (including fractional RSUs) equal to: (a) the amount of the dividend paid per Share multiplied by the number of RSUs credited to the Participant’s account as of the record date for payment of the dividend, divided by (b) the weighted average trading price for the Shares on the TSX on the five (5) trading days prior to that date (the “Fair Market Value”) as of the date for payment of the dividend. Subject to the RSU Plan, RSUs credited to a Participant’s account will generally vest at the same time as the related RSUs vest and will generally be settled in the same form, in cash or Shares, as the related RSUs.

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Amendment of the RSU Plan and RSUs awarded under the RSU Plan

The Board may amend or terminate the RSU Plan (to the extent it remains applicable), or any RSUs awarded under the RSU Plan, at any time and in such manner and to such extent as it deems advisable. Any amendments shall be contingent on approval of the Shareholders to the extent required by the RSU Plan, or as required by applicable law or by any stock exchange on which Shares are listed. Shareholder approval is required for, inter alia:

(i)	any amendment to the amendment provisions of the RSU Plan;

(ii)	any amendment extending the term of any award beyond its Latest Settlement Date; and

(iii)	any amendment to the assignment provisions.

The Board will not require Shareholder approval to make other amendments to the RSU Plan (to the extent it remains applicable), or any RSUs awarded under the RSU Plan, including (i) amendments of a “housekeeping” nature such as correcting typographical or clerical errors or adding clarifying statements to ensure the intent and meaning of the RSU Plan, or of a grant under the RSU Plan, is properly expressed; (ii) amendments to satisfy changes in applicable tax law; (iii) amendments to outstanding RSUs in the event of certain corporate transactions; and (iv) the addition of covenants for the protection of Participants.

As the New EIP has superseded and replaced the RSU Plan in respect of awards of RSUs granted after April 30, 2025, please refer to the disclosure under the heading “Amendments to the New EIP” in the section entitled “New Omnibus Equity Incentive Plan” above for a description of the amendment procedures with respect to the New EIP.

B.	Performance Graph

The following graph compares the yearly percentage change in the cumulative total return on the Shares with the cumulative total return of the S&P/TSX Capped Composite Index. The graph indicates the relative values for each of the past five fiscal years, assuming that $100 was invested on the first day of the five-year period, being January 1, 2021.

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	January 1, 2021	Dec. 2021	Dec. 2022	Dec. 2023	Dec. 2024	Dec. 2025
Almonty Industries Inc.	100	139.06	106.25	84.38	142.19	1,257.29
S&P/ TSX Capped Composite Index	100	125.09	117.78	131.62	160.12	210.84

The trend shown by the above performance graph does not directly correlate to the compensation received by the Company’s named executive officers over the relevant period. The Company’s cumulative total return reflects both operational and financial performance within the Company’s control as well as the impact of economic, industry, and market factors that are beyond the Company’s control. The NCCG Committee and the Board evaluate performance by several factors, and short-term changes in the market price of the Shares are only one consideration.

C.	Summary Compensation Table

The following table sets forth the compensation earned for each of the Company’s three most recently completed financial years ended December 31, 2025, December 31, 2024 and December 31, 2023 by the Company’s Named Executive Officers.

					Non-equity incentive plan compensation ($)
Name and principal position	Year ended	Salary ($)	Share- based awards ($)(1)	Option- based awards ($)(1)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)(2)	Total compensation ($)
Lewis Black(3)	Dec. 31, 2025	2,144,563	4,290,784	1,363,560	Nil	Nil	N/A	3,530,955	11,329,862
President & Chief	Dec. 31, 2024	866,645	392,595	714,055	Nil	Nil	N/A	Nil	1,973,295
Executive Officer, Director	Dec. 31, 2023	835,500	329,782	223,182	Nil	Nil	N/A	Nil	1,438,464
Mark Gelmon(4)	Dec. 31, 2025	240,000	Nil	68,178	Nil	Nil	N/A	Nil	308,178
Former Chief Financial	Dec. 31, 2024	240,000	Nil	18,222	Nil	Nil	N/A	Nil	258,222
Officer, Former Director	Dec. 31, 2023	240,000	Nil	29,757	Nil	Nil	N/A	Nil	269,757
Brian Fox(5)	Dec. 31, 2025	218,439	230,833	Nil	Nil	Nil	N/A	368,418	586,857
Chief Financial Officer	Dec. 31, 2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Dec. 31, 2023	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Dec. 31, 2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Dec. 31, 2023	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	The Company accounts for Options using the fair value based method and the fair value of the award on the grant date has been determined using the Black-Scholes fair value option pricing model and the following assumptions for the fiscal year ended December 31, 2025: (i) weighted average fair value per Option: $2.36; (ii) weighted average share price: $3.83; (iii) weighted average exercise price: $3.87; (iv) expected volatility: 62.54%; (v) dividend yield: Nil%; (vi) risk free interest rate: 2.69%; and (vii) weighted average expected life in years: 5. The Company accounts for RSUs using the Company’s share price on date of grant with a weighted average share price of $4.47 for the fiscal year ended December 31, 2025, which is significantly higher than the Company’s share price during the fiscal year ended December 31, 2024.
(2)	Includes the amounts of cash bonuses paid in fiscal 2025 or accrued as at December 31, 2025.
(3)	Mr. Black does not and will not receive additional compensation for serving as a director and Chairman of the Board.
(4)	During the period of January 1, 2025 to April 30, 2025, Mr. Gelmon did not receive any compensation directly from the Company. All compensation by the Company during that period paid in connection with the services of Mr. Gelmon was paid to iO Corporate Services Ltd., a Company which provided secretarial and accounting services. Subsequent to April 30, 2025, all compensation paid by the Company in connection with the services of Mr. Gelmon were paid directly to Mr. Gelmon. Mr. Gelmon served as Chief Financial Officer until August 25, 2025.
(5)	Mr. Fox was appointed as Chief Financial Officer effective August 25, 2025.

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D.	Incentive Plan Awards

Outstanding Option-Based Awards and other Compensation Securities

The following table sets forth all compensation securities outstanding at the end of the most recently completed fiscal year ended December 31, 2025 for each of the Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of Shares underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)(1)	Number of Shares or units that have not vested (#)(2)	Market or payout value of Share-based awards that have not vested ($)(3)	Market or payout value of vested Share-based awards not paid out or distributed ($)
Lewis Black	666,666	3.75	Apr. 30, 2030	5,546,661	333,333	4,023,329	4,023,329
President & Chief Executive Officer, Director					N/A	N/A	3,218,658
					333,333	4,023,329	8,046,670
					N/A	N/A	8,046,670
Mark Gelmon(4)	33,333	1.305	Jul 21, 2027	358,829	N/A	N/A	N/A
Former Chief Financial Officer, Former Director	33,333	0.495	Aug 17, 2027	385,829	N/A	N/A	N/A
	33,333	1.305	Jun 28, 2028	358,829	N/A	N/A	N/A
	66,666	0.78	Nov 16, 2028	752,659	N/A	N/A	N/A
	33,333	0.99	Jul 4, 2029	369,329	N/A	N/A	N/A
	33,333	3.75	Apr. 30, 2030	277,330	N/A	N/A	N/A
Brian Fox(5)
Chief Financial Officer	N/A	N/A	N/A	N/A	44,444	268,219	N/A

Notes:

(1)	The value at December 31, 2025 is calculated by determining the difference between the closing price on the TSX of the Shares at December 31, 2025 ($12.07 per Share) and the exercise price of the Options.
(2)	Represents RSUs.
(3)	Market or payout value of Share-based awards is calculated based on number of RSUs not yet vested multiplied by market price of the underlying shares as at December 31, 2025. The closing price of the Company’s Shares on the TSX on December 31, 2025, was $12.07 per Share.
(4)	Mr. Gelmon served as Chief Financial Officer until August 25, 2025.
(5)	Mr. Fox was appointed as Chief Financial Officer effective August 25, 2025.

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Incentive Plan Awards – Value Vested or Earned During the Fiscal Year Ended December 31, 2025

The following table sets out the aggregate dollar value of Options and Share-based awards vested that would have been realized if such Options or Share-based awards were exercised on the date vested or earned. The value is based on the difference between the Option or Share-based award exercise price, as applicable, and the market price of the underlying security of the date of vesting during the most recently completed fiscal year ended December 31, 2025 for each of the Named Executive Officers. See the section entitled “New Omnibus Equity Incentive Plan” above for more information concerning the Company’s equity-based incentive awards.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)		Non-equity incentive plan compensation – Value earned during the year ($)
Lewis Black		1,724,405	(1)
President & Chief Executive Officer, Director	Nil	1,089,998	(2)	Nil
		4,186,662	(3)
Mark Gelmon(4)
Former Chief Financial Officer, Former Director	Nil	Nil		Nil
Brian Fox(5)
Chief Financial Officer	Nil	220,886	(6)	Nil

Notes:

(1)	542,266 RSUs were awarded and vested on March 26, 2025 and the market price on the TSX of the Shares on the date of vest was $3.18 per Share.
(2)	666,666 RSUs were awarded on April 2, 2025, of which 333,333 vested on April 2, 2025, and the market price on the TSX of the Shares on the date of vest was $3.27 per Share.
(3)	666,666 RSUs were awarded on September 11, 2025 and the market price on the TSX of the Shares on the date of vest was $6.28 per Share.
(4)	Mr. Gelmon served as Chief Financial Officer until August 25, 2025.
(5)	Mr. Fox was appointed as Chief Financial Officer on July 29, 2025, effective August 25, 2025.
(6)	66,666 RSUs were awarded on October 7, 2025, of which 22,222 vested on October 7, 2025, and the market price on the TSX of the Shares on the date of vest was $9.94 per Share.

E.	Termination and Change of Control Benefits

Other than as described below, as of the date of this Circular, the Company does not have any employment contracts, agreements or arrangements with the Named Executive Officers to compensate them in the event of their resignation, retirement, termination or in the event of a change of control of the Company.

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Lewis Black, Chairman, President and Chief Executive Officer

Effective January 1, 2026, the Company entered into a new employment agreement with Mr. Black, as President and Chief Executive Officer of the Company, which replaced Mr. Black’s previous employment agreement. Under Mr. Black’s employment agreement, Mr. Black is entitled to (i) an annual base salary of $940,370 (represents US$672,750 as converted into Canadian dollars using the 2025 annual daily exchange rate of US$1.00 = $1.3978, as quoted by the Bank of Canada), subject to an annual inflation adjustment of 3.5% effective as of January 1, 2027 and January 1, 2028 (the “LB Base Salary”), (ii) an annual incentive payment of up to 100% of the LB Base Salary, as determined by the Board in its sole discretion, based on performance conditions to be agreed between the Board and Mr. Black, (iii) an annual grant of RSUs equal to 250% of the LB Base Salary, vesting immediately upon grant, (iv) standard benefits made available by the Company to its executives, and (v) participation in the New EIP. The agreement has a term of three years. The agreement also contains certain restrictive covenant obligations, namely non-disparagement, confidentiality, non-competition, non-solicitation and non-interference provisions for the benefit of the Company, with non-competition, non-solicitation and non-interference obligations applying for 12 months following termination of employment, and non-disparagement and confidentiality obligations continuing indefinitely.

If Mr. Black’s employment is terminated for cause, by his retirement, by his resignation (without good reason) or in the event of his death, Mr. Black will receive only his unpaid salary earned through the date of separation from service with the Company (the “Separation Date”) and accrued and unpaid vacation (collectively, “Accrued Obligations”). If Mr. Black’s employment is terminated without cause, or if Mr. Black terminates his employment for good reason, then Mr. Black will be entitled to receive: (i) Accrued Obligations; (ii) a separation package of 12 months of the LB Base Salary, payable in regular monthly installments; and (iii) continuation of the benefit plans in which Mr. Black is participating as of his Separation Date for 12 months following his Separation Date. Receipt of the separation package is conditional upon Mr. Black’s execution of a release acceptable to the Company and compliance with his post-employment restrictive covenant obligations (described above). Mr. Black’s entitlements under the New EIP and any grant documents shall be governed fully by the terms and conditions of the New EIP and any such grant documents.

For the purposes of Mr. Black’s employment agreement, a “Change of Control” (which includes, among other things, the acquisition by any person or group of more than 50% of the total voting power of the voting stock of the Company, the adoption of a plan relating to the liquidation or dissolution of the Company, or the sale of all or substantially all of the assets of the Company) shall be considered a termination without cause and without prior notice, entitling Mr. Black to a separation package and continuation of certain benefits. In the event of a Change of Control, the separation package provides that 12 months of the LB Base Salary shall be payable in one lump sum within five business days of the release effective date, rather than in monthly installments.

Brian Fox, Chief Financial Officer

Effective January 1, 2026, the Company entered into a new employment agreement with Mr. Fox, as Chief Financial Officer of the Company, which replaced Mr. Fox’s previous employment agreement. Under Mr. Fox’s employment agreement, Mr. Fox is entitled to (i) an annual base salary of $663,955 (represents US$475,000 as converted into Canadian dollars using the exchange rate described above), subject to an annual inflation adjustment of 3.5% effective as of January 1, 2027 and January 1, 2028 (the “BF Base Salary”), (ii) an annual incentive payment of up to 100% of the BF Base Salary, as determined by the Board in its sole discretion, based on performance conditions to be agreed between the Board and Mr. Fox, (iii) an annual grant of RSUs with a value equal to $698,900 (represents US$500,000 as converted into Canadian dollars using the exchange rate described above), following completion of the annual audit, with vesting subject to time and performance criteria to be agreed with the Board, (iv) standard benefits made available by the Company to its executives, and (v) participation in the New EIP. The agreement has a term of three years. The agreement also contains certain restrictive covenant obligations, namely non-disparagement, confidentiality, non-competition, non-solicitation and non-interference provisions for the benefit of the Company, with non-competition, non-solicitation and non-interference obligations applying for 12 months following termination of employment, and non-disparagement and confidentiality obligations continuing indefinitely.

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If Mr. Fox’s employment is terminated for cause, by his retirement, by his resignation (without good reason) or in the event of his death, Mr. Fox will receive only his Accrued Obligations. If Mr. Fox’s employment is terminated without cause, or if Mr. Fox terminates his employment for good reason, then Mr. Fox will be entitled to receive: (i) the Accrued Obligations; (ii) a separation package of 12 months of the BF Base Salary, payable in regular monthly installments; (iii) continuation of the benefit plans in which Mr. Fox is participating as of his Separation Date for 12 months following his Separation Date; and (iv) immediate vesting of all unvested RSUs held by Mr. Fox as of his Separation Date. Receipt of the separation package is conditional upon Mr. Fox’s execution of a release acceptable to the Company and compliance with his post-employment restrictive covenant obligations (described above). Mr. Fox’s entitlements under the New EIP and any grant documents shall be governed fully by the terms and conditions of the New EIP and any such grant documents.

For the purposes of Mr. Fox’s employment agreement, a “Change of Control” (which includes, among other things, the acquisition by any person or group of more than 50% of the total voting power of the voting stock of the Company, the adoption of a plan relating to the liquidation or dissolution of the Company, or the sale of all or substantially all of the assets of the Company) shall be considered a termination without cause and without prior notice, entitling Mr. Fox to a separation package, continuation of certain benefits and accelerated vesting of all unvested RSUs. In the event of a Change of Control, the separation package provides that 12 months of the BF Base Salary shall be payable in one lump sum within five business days of the release effective date, rather than in monthly installments.

Estimated Payments for Named Executive Officers upon Termination of Employment or Change of Control

The following table sets out the incremental payments (but excluding any statutory benefits) that would be made to each Named Executive Officer, at, following, or in connection with each of the termination scenarios below as if the triggering event had occurred on December 31, 2025.

Name and Principal Position	Type of Payment	Termination for cause, retirement, resignation without good reason or death	Termination without cause or resignation for good reason(1)	Change of Control(1)
Lewis Black President and Chief Executive Officer	Cash Severance	Nil	$940,370	$940,370
Brian Fox Chief Financial Officer	Cash Severance	Nil	$663,955	$663,955
	RSUs(2)	Nil	$536,439	$536,439

Notes:

(1)	Severance is governed by the respective Named Executive Officer’s employment agreement. Amounts are represented in Canadian dollars as converted from U.S. dollars in accordance with the methodology described in the preceding paragraphs.
(2)	The value shown represents the RSUs for which vesting would be accelerated. The closing price of the Shares on the TSX on December 31, 2025 was $12.07.

F.	Pension Plan Benefits

The Company does not have a pension plan or similar benefit program.

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Director Compensation

A.	Director Compensation Table

During the most recently completed fiscal year ended December 31, 2025, the directors earned compensation for serving as members of the Board as set out in the following table.

Name(1)	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)		Total ($)
Daniel D’Amato	Nil	258,269	272,712	Nil	N/A	899,582	(3)	1,430,563
Mark Trachuk	Nil	5,371	681,780	Nil	N/A	N/A		687,151
Dr. Thomas Gutschlag(4)	Nil	5,371	272,712	Nil	N/A	N/A		278,083
Andrew Frazer	Nil	Nil	204,534	Nil	N/A	455,520	(5)	660,054
David Hanick	Nil	Nil	204,534	Nil	N/A	257,216	(6)	461,750
General Gustave F. Perna(7)	Nil	386,343	Nil	Nil	N/A	Nil		386,343
Alan Estevez(8)	34,500	377,076	Nil	Nil	N/A	Nil		411,326
Total ($)	Nil	1,032,430	1,636,272	Nil	N/A	1,646,568		4,315,770

Notes:

(1)	Information regarding compensation to Lewis Black is disclosed under “Executive Compensation – Summary Compensation Table” and “Executive Compensation – Incentive Plan Awards”, above. Mr. Black does not and will not receive additional compensation for serving as a director and Chairman of the Board.
(2)	The Company accounts for Options using the fair value based method and the fair value of the award on the grant date has been determined using the Black-Scholes fair value option pricing model and the following assumptions for the fiscal year ended December 31, 2025: (i) weighted average fair value per Option: $2.36; (ii) weighted average share price: $3.83; (iii) weighted average exercise price: $3.87; (iv) expected volatility: 62.54%; (v) dividend yield: Nil%; (vi) risk free interest rate: 2.69%; and (vii) weighted average expected life in years: 5. The Company accounts for RSUs using the Company’s share price on date of grant with a weighted average share price of $4.47 for the fiscal year ended December 31, 2025, which is significantly higher than the Company’s share price during the fiscal year ended December 31, 2024.
(3)	Represents consulting fees paid to Mr. D’Amato.
(4)	Dr. Gutschlag will not seek re-election at the Meeting and, as a result, his term as a director will come to an end at the time of the Meeting.
(5)	IPO and private placement finder fees paid to RM Corporate Finance Pty Ltd., a company of which Mr. Frazer is the founder and managing director.
(6)	Represents consulting fees paid to Mr. Hanick.
(7)	General Perna was appointed as a director on March 20, 2025.
(8)	Alan Estevez was appointed as a director on May 30, 2025.

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B.	Incentive Plan Awards

Outstanding Option-Based Awards and other Compensation Securities

The following table sets forth all compensation securities outstanding at the end of the most recently completed fiscal year ended December 31, 2025 for each of the Company’s directors.

	Option-based Awards				Share-based Awards
Name(1)	Number of Shares underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)(2)	Number of Shares or units that have not vested (#)(3)	Market or payout value of Share-based awards that have not vested ($)(4)	Market or payout value of vested Share-based awards not paid out or distributed ($)
Daniel D’Amato	133,333	3.75	Apr. 30, 2030	1,609,329	N/A	N/A	402,329
Director					133,334	1,609,341	3,218,658
Mark Trachuk	66,666	1.41	Aug 18, 2026	710,659	N/A	N/A	N/A
Director	66,666	1.47	Aug 24, 2026	706,659	N/A	N/A	N/A
	233,333	1.305	Jul 21, 2027	2,511,829	N/A	N/A	N/A
	133,333	0.49	Aug 17, 2027	1,543,996	N/A	N/A	N/A
	66,666	1.305	Jun 28, 2028	717,659	N/A	N/A	N/A
	366,666	0.78	Nov 16, 2028	4,139,659	N/A	N/A	N/A
	333,333	0.99	Jul 4, 2029	3,693,329	N/A	N/A	N/A
	66,666	1.05	Oct 27, 2030	734,659	N/A	N/A	N/A
	333,333	3.75	Apr. 30, 2030	2,773,330	N/A	N/A	N/A
Dr. Thomas Gutschlag(5)	66,666	1.47	Aug 24, 2026	706,659	N/A	N/A	N/A
Director	100,000	1.305	Jul 21, 2027	1,076,500	N/A	N/A	N/A
	133,333	0.495	Aug 17, 2027	1,543,996	N/A	N/A	N/A
	66,666	1.305	Jun 28, 2028	717,659	N/A	N/A	N/A
	133,333	0.78	Nov 16, 2028	1,505,329	N/A	N/A	N/A
	166,666	0.99	Jul 4, 2029	1,846,659	N/A	N/A	N/A
	66,666	1.05	Oct 27, 2030	734,659	N/A	N/A	N/A
	133,333	3.75	Apr 30, 2030	1,109,330	N/A	N/A	N/A
Andrew Frazer	133,333	1.41	Aug 18, 2026	1,421,329	N/A	N/A	N/A
Director	116,666	1.305	Jul 21, 2027	1,255,909	N/A	N/A	N/A
	266,666	0.78	Nov 16, 2028	3,010,659	N/A	N/A	N/A
	666,666	0.84	Jan 9, 2029	7,486,659	N/A	N/A	N/A
	266,666	0.99	Jul 4, 2029	2,954,659	N/A	N/A	N/A
	100,000	3.75	Apr 30, 2030	832,000	N/A	N/A	N/A
David Hanick	133,333	0.78	Nov 16, 2028	1,505,329	N/A	N/A	N/A
Director	100,000	0.99	Jul 4, 2029	1,108,000	N/A	N/A	N/A
	100,000	3.75	Apr 30, 2030	832,000	N/A	N/A	N/A
General Gustave F. Perna(6) Director	N/A	N/A	N/A	N/A	N/A	N/A	804,658
Alan Estevez(7) Director	N/A	N/A	N/A	N/A	N/A	N/A	804,658

Notes:

(1)	Information regarding Option- and Share-based awards to Lewis Black is disclosed under “Executive Compensation – Summary Compensation Table” and “Executive Compensation – Incentive Plan Awards”, above. Mr. Black does not and will not receive additional compensation for serving as a director and Chairman of the Board.
(2)	The value at December 31, 2025 is calculated by determining the difference between the closing price on the TSX of the Shares at December 31, 2025 ($12.07 per Share) and the exercise price of the Options or RSUs.
(3)	Represents RSUs.
(4)	Market or payout value of Share-based awards is calculated based on number of RSUs not yet vested multiplied by market price of the underlying shares as at December 31, 2025. The closing price of the Company’s Shares on the TSX on December 31, 2025, was $12.07 per Share.
(5)	Dr. Gutschlag will not seek re-election at the Meeting and, as a result, his term as a director will come to an end at the time of the Meeting.
(6)	General Perna was appointed as a director on March 20, 2025.
(7)	Mr. Estevez was appointed as a director on May 30, 2025.

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Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2025

The following table sets out the aggregate dollar value of Options vested that would have been realized if the Options were exercised on the date vested or earned. The value is based on the difference between the Option exercise price and the market price of the underlying security of the date of vesting during the most recently completed fiscal year ended December 31, 2025 for each of the directors.

Name(1)	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Daniel D’Amato	Nil(2)	Nil	Nil
Mark Trachuk	Nil(2)	Nil	Nil
Dr. Thomas Gutschlag(3)	Nil(2)	Nil	Nil
Andrew Frazer	Nil(2)	Nil	Nil
David Hanick	Nil(2)	Nil	Nil
General Gustave F. Perna(4)	N/A	503,343	Nil
Alan Estevez(5)	N/A	492,707	Nil

Notes:

(1)	Information regarding Option- and Share-based awards to Lewis Black is disclosed under “Executive Compensation – Summary Compensation Table” and “Executive Compensation – Incentive Plan Awards”, above. Mr. Black does not and will not receive additional compensation for serving as a director and Chairman of the Board.
(2)	The vesting date of the Options noted above was the date of grant, being April 30, 2025. The market price on the TSX of the Shares on the date of grant was $3.75 per Share.
(3)	Dr. Gutschlag will not seek re-election at the Meeting and, as a result, his term as a director will come to an end at the time of the Meeting.
(4)	General Perna was appointed as a director on March 20, 2025.
(5)	Mr. Estevez was appointed as a director on May 30, 2025.

Directors and Officers Liability Insurance

During the most recently completed fiscal year ended December 31, 2025, the Company participated in directors and officers liability insurance coverage of US$15,000,000 for the benefit of all the directors and officers of the Company in such capacity and as a group. The premium cost paid by the Company for directors and officers liability insurance for this period was US$480,000. The coverage contains a retention amount of US$2,500,000, payable by the Company for any loss.

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Corporate Governance

The following discussion of the Company’s corporate governance policies and practices is provided pursuant to the disclosure requirements applicable to it as set out in applicable securities laws and the policies of the TSX. The Company is not a “venture issuer” for purposes of these laws and policies and it is required to provide this disclosure relating to its corporate governance policies and practices annually.

National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) sets out guidelines for effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors, specified disclosure of the corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and Shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance Shareholder value. The Company’s corporate governance practices are in compliance with applicable Canadian requirements. The Company continues to monitor developments in Canada with a view to further revising its governance policies and practices, as appropriate.

The Board has considered the guidelines set out in NP 58-201 and believes that its approach to corporate governance is appropriate and works effectively for the Company and its Shareholders, given its size.

Cognizant of these regulatory requirements and the evolution of best practices, the Board has been, and will continue to be, proactive in reviewing and amending the Company’s governance practices.

A.	Board of Directors

Mandate of the Board of Directors

On January 23, 2012, the Board approved a written mandate of the Board to assist it in the better execution of its responsibilities, the text of which is attached hereto as Schedule “A”. The mandate provides certain guidelines for Board composition and conduct, and highlights particular areas of the conduct of the Company’s affairs for which the Board assumes specific responsibility. The mandate also includes a written position description for the chair of the Board and the CEO. The role and responsibilities of the chair of each of the Audit Committee (as hereinafter defined) and the NCCG Committee are described in the respective charters of such committees.

Composition and Independence

The Board facilitates its exercise of independent supervision over management by ensuring representation on the Board by directors who are independent of management and by promoting frequent interaction and feedback.

Applicable securities laws, including NP 58-201, recommend that boards of directors of non-venture issuers such as the Company be comprised of a majority of independent directors, as that term is defined under applicable securities laws. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board has reviewed the relationship between each current director that is standing for re-election and the Company with a view to determining independence. Based on that review, four (4) of the Company’s seven (7) existing directors submitted for proposed re-election at the Meeting are independent. Dr. Gutschlag will not seek re-election at the Meeting and, as a result, his term as a director will come to an end at the time of the Meeting.

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The independent directors are:

●	Mark Trachuk;
●	Andrew Frazer;
●	General Gustave F. Perna; and
●	Alan Estevez.

The non-independent directors are:

●	Lewis Black;
●	Daniel D’Amato; and
●	David Hanick.

Mr. Black is not independent of the Company by virtue of his role as Chief Executive Officer of the Company. Mr. D’Amato is not independent by virtue of the fact that he received $899,582 from the Company for consulting fees for the most recently completed fiscal year ended December 31, 2025. As of January 22, 2026, Mr. Hanick is not independent by virtue of the fact that he received $257,216 from the Company for consulting fees for the most recently completed fiscal year ended December 31, 2025.

The Board has overall responsibility for the governance of the Company, including the exercise of independent supervision of the Company’s management. The Board considers that management is, and has been, effectively supervised by the independent directors on an informal basis, as these independent directors are, and have been, actively and regularly engaged in reviewing the operations and activities of the Company, and have full and regular access to management of the Company. Though the current Chairman is not independent, the independent directors have sufficient breadth of experience to operate without necessarily needing to rely on the leadership of the Chairman.

Directorships of Other Reporting Issuers

None of the current directors of the Company presently serve on the board of directors of any other reporting issuers (or the equivalent) in a Canadian jurisdiction or a foreign jurisdiction, other than as set out below.

Name of Director	Name of Reporting Issuer (or the Equivalent)	Name of Exchange
Dr. Thomas Gutschlag(1)	Saturn Oil & Gas Inc.	Toronto Stock Exchange
	Deutsche Rohstoff AG	Frankfurt Stock Exchange
General Gustave F. Perna	Allison Transmission Holdings Inc.	New York Stock Exchange

Notes:

(1)	Dr. Gutschlag will not seek re-election at the Meeting and, as a result, his term as a director will come to an end at the time of the Meeting.

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Board Meetings and Attendance

Meetings of the independent directors at which members of management (including the President and Chief Executive Officer) and non-independent directors are not in attendance are generally held immediately after regularly scheduled Board meetings. In addition, the Company’s Board committees operate under approved charters and chair mandates, and can and do meet and operate independently of non-independent directors and management in fulfilling their mandates and making recommendations to the Board.

The following is a summary of the meetings of the Board and the meetings of the Audit Committee and NCCG Committee held during fiscal 2025 and the attendance at these meetings by the directors:

Name of Director	Board Meetings Attended	Audit Committee Meetings Attended	Nomination, Compensation and Corporate Governance Committee Meetings Attended
Lewis Black	8 of 8	N/A	N/A
Daniel D’Amato	8 of 8	N/A	5 of 5
Mark Trachuk	8 of 8	5 of 5	5 of 5
Dr. Thomas Gutschlag(1)	8 of 8	5 of 5	5 of 5
Andrew Frazer(2)	7 of 8	N/A	N/A
David Hanick(3)	7 of 8	5 of 5	N/A
General Gustave F. Perna(4)	5 of 6	N/A	N/A
Alan Estevez(5)	4 of 5	N/A	N/A

Notes:

(1)	Dr. Gutschlag will not seek re-election at the Meeting and, as a result, his term as a director will come to an end at the time of the Meeting.
(2)	Mr. Frazer was not a member of the Audit Committee in fiscal 2025, but became a member of the Audit Committee on January 22, 2026.
(3)	Mr. Hanick was a member of the Audit Committee for the entirety of fiscal 2025 and remained a member of the Audit Committee until January 22, 2026.
(4)	General Perna was appointed as a director on March 20, 2025.
(5)	Mr. Estevez was appointed as a director on May 30, 2025.

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Board Skills Matrix

The following skills matrix includes the skills and competencies that the Board as a whole is expected to possess, which are important skills and competencies for the Company’s business. The skills matrix is reviewed annually by the NCCG Committee and is also used to identify desired skills and competencies of future nominees to the Board.

Director (by Last Name)
Skill/Competency	Black	D’Amato	Trachuk	Gutschlag	Frazer	Hanick	Perna	Estevez
Accounting / Auditing				✔	✔
Business Operations	✔	✔	✔	✔	✔	✔	✔	✔
Capital Management	✔	✔	✔	✔	✔	✔
Corporate Governance Leadership			✔	✔		✔
Financial Expertise / Literacy	✔		✔	✔	✔	✔
Industry Experience (Mining)	✔	✔		✔
International Affairs	✔	✔	✔	✔	✔	✔	✔	✔
Investment Markets	✔	✔	✔	✔	✔	✔
Other Public Board Experience			✔	✔	✔	✔
Public Company Executive Experience	✔	✔	✔	✔	✔	✔
Regulatory / Risk Management			✔			✔
Government / Law / Military			✔			✔	✔	✔

The table below describes the skills and competencies included in the Board skills matrix and their relevance to the Company’s business.

Skill/Competency	Description	Relevance to the Company
Accounting / Auditing	Financial reporting, financial controls or accounting/audit committee expertise	Required for public company governance
Business Operations	Prior experiencing in managing or monitoring complex business operations	Relevant to fostering excellence in the Company’s operations
Capital Management	Background in capital allocation and management or structured finance	Important for operational growth, managing volatility and project development
Corporate Governance	Experience with or strong understanding of corporate governance trends and developments	Supports the Company’s corporate governance policies and practices; corporate governance is highly relevant in the mining industry
Financial Expertise / Literacy	Financial professional or ability to read and understand financial statements	Required for Audit Committee membership
Industry Experience (Mining)	Experience in mineral exploration, mineral project development or mineral production	Core to the operations of the Company
International Affairs	Prior experience in international commercial, economic or geopolitical affairs	Relevant to the international scope of the Company’s industry and operations
Investment Markets	Experience in capital markets, including investor relations and engagement	Important for capital growth, financing and maintaining investor confidence
Other Public Board Experience	Prior experience as a director of a public company	Contributes to corporate governance and contributes to credibility
Public Company Executive Experience	Prior experience as a senior executive of a public company	Ensures oversight of corporate strategy and operational execution, and contributes to credibility
Regulatory / Risk Management	Experience with, or strong understanding of, policymaking (including defense policy) and regulatory frameworks, including with respect to risk management	The Company operates within complex regulatory frameworks and must manage a number of risks
Government / Law / Military	Background in government or government relations, law or military	Essential given U.S. efforts to strengthen domestic supply chains for critical minerals, including tungsten

B.	Audit Committee

The audit committee of the Board (the “Audit Committee”) is currently comprised of Mark Trachuk (Chair), Dr. Thomas Gutschlag, and Andrew Frazer, all of whom are financially literate and independent within the meaning of NI 52-110. Dr. Gutschlag will not seek re-election at the Meeting and, as a result, his term as a director, and as a member of the Audit Committee, will come to an end at the time of the Meeting. Following the Meeting, the Board will appoint Dr. Gutschlag’s replacement on the Audit Committee. The Company complies with the composition requirements for audit committees under NI 52-110 which requires that all the members of the Audit Committee be independent.

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Further information regarding the Audit Committee, including a copy of the charter of the Audit Committee, can be found in the Company’s annual information form dated March 18, 2026, a copy of which is available for review under the Company’s SEDAR+ profile at www.sedarplus.ca, in the section entitled “Audit Committee” and in Schedule “B” thereof.

C.	Nomination, Compensation and Corporate Governance Committee

The NCCG Committee is comprised of Mark Trachuk (Chair), Daniel D’Amato, and Dr. Thomas Gutschlag, all of whom have been determined by the Board to be independent under NI 58-101, other than Mr. D’Amato for the reasons described above. Dr. Gutschlag will not seek re-election at the Meeting and, as a result, his term as a director, and as a member of the NCCG Committee, will come to an end at the time of the Meeting. Following the Meeting, the Board will appoint Dr. Gutschlag’s replacement on the NCCG Committee. The NCCG Committee assists the Board in fulfilling its oversight responsibilities with respect to each of the areas discussed below.

Compensation

As discussed above, responsibility for matters relating to the overall compensation philosophy and guidelines for the directors and officers of the Company lies with the NCCG Committee. The NCCG Committee annually reviews and recommends to the Board, the adequacy and form of compensation of the directors of the Company in light of the responsibilities and risks involved in being such a director. The NCCG Committee is also responsible for annually evaluating the performance of the Chief Executive Officer of the Company and recommending to the Board his or her annual compensation package. A detailed discussion and analysis of the Board’s and the NCCG Committee’s approach to the determination of compensation is provided in the section “Executive Compensation – Compensation Discussion and Analysis”, above.

Nomination of Directors

In addition to its oversight mandate with respect to compensation matters, responsibility for matters relating to the identification and nomination of directors lies with the NCCG Committee. The NCCG Committee is responsible for reviewing and reporting to the Board on matters relating to the identification, nomination and review of directors, including:

(a)	developing criteria for selection of directors and procedures to identify possible nominees;

(b)	reviewing and assessing qualifications of director nominees including potential conflicts of interest;

(c)	submitting to the Board for consideration and decision, names of the nominees to be brought forward to the next annual meeting of Shareholders or to be appointed to fill vacancies between such meetings; and

(d)	determining if any Board member’s qualifications or credentials since appointment have changed, or other circumstances arisen, so as to warrant a recommendation that such member resigns.

The NCCG Committee does not currently have a written procedure for identifying new candidates for Board membership. In the normal course, the NCCG Committee makes use of the formal and informal networks of the members of the Board and carries out formal searches for candidates when so directed by the Board.

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Orientation and Continuing Education

Responsibility for orientation and continuing education of the Company’s directors lies with the NCCG Committee. The NCCG Committee’s charter provides it with a specific mandate to develop and review annually programs for the orientation of new directors and the ongoing education of existing directors. With respect to orientation, the NCCG Committee relies on informal orientation programs that are tailored to the particular needs and experience of the new director in question and to the needs of the Board at that time. The NCCG Committee will provide such information to new members of the Board so as to ensure that such directors are familiar with the Company’s business and procedures of the Board. Information may include the Company’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. The NCCG Committee also ensures that every director possesses the capabilities, expertise, availability and knowledge required to fill his or her position adequately. With respect to ongoing education, the NCCG Committee relies on its professional advisors to provide updates to the various members of the Board regarding changes in relevant policies, laws or regulations, and on a cultural expectation that directors communicate with the Company’s management and professional advisors, as well as attend relevant industry conferences, in order to remain abreast of developments in the Company’s industry and legal and regulatory environment. From time to time, the NCCG Committee may arrange on-site tours of the Company’s operations.

Assessments

Primary responsibility for assessing the performance of the Board, its committees and individual members lies with the NCCG Committee. Pursuant to the NCCG Committee’s charter, the committee’s responsibilities in this regard include the conduct of annual reviews of various aspects of the Company’s corporate governance policies and practices, and in particular to conduct an annual review, together with the Chairman of the Board, of the effectiveness of the Board as a whole, the committees of the Board, and the contribution of each individual director, and to make periodic reports to the Board on these matters. The NCCG Committee is also responsible for reviewing and making recommendations to the Board with respect to the establishment or abolition of committees of the Board, their respective terms of reference, and the size and composition of the various committees of the Board.

Director Term Limits

The Company has not adopted term limits for directors on the Board or other mechanisms of board renewal as the Board is of the view that it is in the Company’s best interests to retain experienced board members who are familiar with the Company’s business and can provide continuity to its management. Instead, the Board currently assesses the performance of directors based on their ability to continue to make a meaningful contribution. As of the date of this Circular, the average tenure of directors is 8.0 years. Following the Meeting, if all of the Management Nominees are elected, the average tenure of directors will decrease to 7.7 years given that Dr. Gutschlag will not seek re-election at the Meeting and, as a result, his term as a director will come to an end at the time of the Meeting.

Diversity on the Board of Directors and among Executive Officers

The Company does not currently have a formal diversity policy in place regarding the representation of designated groups (as defined in the Employment Equity Act (Canada)) on the Board or in executive officer positions. The Company believes in retaining the most qualified candidate for any position irrespective of whether such candidate is in a designated group, and recruitment efforts will continue to be governed by the principles set forth below.

However, informally, in identifying and selecting director or executive officer nominees, the Company values diversity, including, without limitation, diversity of experience, perspective, education, race, gender, national and ethnic origin, religion, sexual orientation, political belief and disability, as among the many factors taken into consideration during the search process. The Company also considers, among other things, the qualifications, personal qualities, business background and relevant experience of individual candidates as well as the overall composition of the Board or executive officers with a view to identifying and selecting the best and most complementary candidates. The NCCG Committee and the Board intend to consider whether the Company should adopt specific policies and practices regarding the representation of members of designated groups on the Board and in executive office positions, including the setting of targets for such representation.

As at the date hereof, none of the members of the Board nor any executive officers self-identify as members of any designated group.

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D.	Ethical Business Conduct

As a responsible corporate citizen, the Company is committed to conducting its affairs with integrity, honesty, fairness and professionalism. On January 23, 2012, the Board approved a series of formal, written policies intended in part to promote ethical business conduct by the Company and its directors, executive officers and employees. In addition to the Board being subject to the written mandate of the Board, as discussed above, and to the general requirement that the Company and its directors, executive officers, employees and consultants act in accordance with all applicable laws, these formal policies include:

(a)	Code of Business Conduct: Intended to promote the fundamental values of integrity, honesty, fair dealing and transparency, the code imposes certain and specific obligations on the directors, executive officers and employees of the Company to achieve this objective and provides for certain sanctions in the event of non-compliance. Responsibility for conducting periodic reviews of this Code of Business Conduct and overseeing management’s monitoring of compliance with the Code of Business Conduct lies with the NCCG Committee.

(b)	Whistleblower Policy: This policy imposes a general obligation on the Company’s directors, executive officers, employees, consultants and contractors to submit all good faith concerns and complaints in respect of any matter that may constitute a breach of the Company’s Code of Business Conduct, and in particular with respect to concerns about the Company’s accounting, internal control or auditing procedures, to the Chair of the Audit Committee. Responsibility for administering this policy lies with the Audit Committee.

(c)	Insider Trading Policy: Intended to ensure compliance with applicable securities laws relating to insider trading and tipping, as well as avoiding the occurrence or appearance of improper trading or tipping and assisting the Company’s directors, officers and employees to comply with their obligations under such laws. This policy outlines certain general obligations and provides for certain sanctions in the event of non-compliance with its terms by any of the Company’s directors, executive officers, employees or consultants.

Further information and complete copies of the Company’s codes and policies are available on the Company’s website at www.almonty.com.

E.	Other Committees

As of the date of this Circular, there are no additional committees of the Board.

General Matters

A.	Indebtedness of Directors and Officers

No director, nominee for election as a director, executive officer, employee or former director, executive officer or employee of the Company or any of its subsidiaries, or any of their associates or other member of management of the Company, was indebted to the Company at any time since the beginning of the most recently completed fiscal year ended December 31, 2025 of the Company or as at the date hereof, other than “routine indebtedness” as defined in applicable securities laws.

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B.	Interest of Informed Persons in Material Transactions

To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any material interest, direct or indirect, in any transaction since the beginning of the Company’s most recently completed fiscal year ended December 31, 2025, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as disclosed in this Circular or in a previous information circular of the Company.

For the above purposes, an “informed person” means (i) a director or executive officer of the Company, (ii) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, (iii) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights, attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution, and (iv) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

C.	External Management Companies

None of the management functions of the Company or any of its subsidiaries are to any substantial degree performed other than by the directors or executive officers of the Company or a subsidiary.

D.	Receipt of Shareholder Proposals for the Next Annual Meeting

A registered holder or beneficial owner of Shares may (a) submit to the Company, Attention: Corporate Secretary at 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7 a notice of any matter that the person proposes to raise at the next annual meeting of Shareholders (a “proposal”); and (b) discuss at the meeting any matter in respect of which the person would have been entitled to submit a proposal, subject to the requirements under section 137 of the CBCA. The Company shall set out such proposal and the accompanying supporting statement, if any, in the management information circular for the next annual meeting of Shareholders, provided that the proposal is submitted to the Company at least 90 days before the anniversary date of the notice of meeting that was sent to Shareholders in connection with the previous annual meeting of Shareholders.

E.	Auditors and Transfer Agent

The Company’s auditor is Zeifmans LLP, 201 Bridgeland Avenue, Toronto, ON, M6A 1Y7. Zeifmans LLP was first appointed as the Company’s auditor effective October 1, 2021.

The Transfer Agent and registrar of the Company is Computershare Investor Services Inc. through its principal offices in Vancouver, British Columbia.

F.	Additional Information

Additional information with respect to the Company is available on the Company’s profile on SEDAR+ at www.sedarplus.ca. Financial information with respect to the Company is provided in the Company’s financial statements and management discussion and analysis for its most recently completed fiscal year ended December 31, 2025. Shareholders can access this information on SEDAR+ under the Company’s profile or by request to the Corporate Secretary of the Company at the following address:

Almonty Industries Inc.

100 King Street West

Suite 5700

Toronto, Ontario

M5X 1C7

Phone: (647) 438-9766

G.	Approval

The contents and the sending of this Circular have been approved by the Board.

April 29, 2026

(signed) “Lewis Black”
Lewis Black
Chairman of the Board of Directors

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Schedule “A” – Mandate of the Board of Directors

See attached.

A-1

ALMONTY INDUSTRIES INC.

MANDATE OF THE BOARD OF DIRECTORS

May 28, 2021

The Board of Directors (the “Board”) of Almonty Industries Inc. (the “Corporation”) believes that the appropriate mix of skills, experience, age and gender will help to enhance its performance. The Board’s composition should reflect business experience compatible with the Corporation’s business objectives.

Fiduciary Duty and Duty of Care

The Board’s fundamental relationship with the Corporation is guided by a fiduciary principle that requires each director to act honestly and in good faith with a view to the best interests of the Corporation. In exercising their powers and discharging their duties, every director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. These principles require a director to put the Corporation’s interests first, avoid conflicts of interest and avoid exploiting business opportunities of the Corporation for self-interested purposes. This mandate is not intended to expand upon the standards of conduct prescribed under statutory or regulatory requirements for directors of a corporation.

The Board may designate the officers of the Corporation, specify their duties and delegate to them powers to manage the day to day business and affairs of the Corporation. In addition, the Board discharges its responsibilities through standing committees such as the Audit and Risk Management Committee and the Nomination, Compensation and Corporate Governance Committee and may also periodically form special committees to address specific issues of a more short-term nature. The duties and responsibilities delegated to standing committees of the board are prescribed in the charters for such standing committees.

Additionally, absent actual knowledge to the contrary, the Board shall be entitled to rely on (i) the integrity of those persons or organizations within or outside the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided by such persons or organizations, and (iii) representations made by management and such persons or organizations in relation to any services provided by such persons or organizations to the Corporation and its subsidiaries.

Meetings

The Board shall meet at least four times annually, or more frequently, as circumstances dictate. In addition, the Board shall hold separate, regularly scheduled meetings of independent directors at which members of management are not present.

Independent Directors

An independent director is a non-executive director who is free of any interest, position, association or relationship that might influence, or could reasonably be perceived to influence, in a material respect his or her capacity to bring independent judgment to bear on issues before the Board and to act in the best interests of the entity and its security holders generally.

Where a director is in a position that might cause doubts or raise issues about the independence of a director, the Board should rule the director not to be independent unless it is clear that the interest, position or relationship in question is not material and will not interfere with the director’s ability to bring an independent mind to issues or to act in the Company’s best interests as a whole.

Family ties and cross directorships which may relate to the Company or its business may be relevant in considering interests and relationships which may compromise independence, and should be disclosed by Directors to the Board. The Board will:

●	regularly review the independence of each Director in light of interests disclosed and will disclose any change to ASX, as required by the ASX Listing Rules and the TSX Company Manual and applicable Canadian securities laws; and

●	review the independence of any director who has served in that position for more than 10 years to confirm that their independent status can be maintained.

Senior manager

A senior manager is a manager who is a member of the key management personnel of the Company, including an executive director but not including a non-executive director.

The senior management team will usually be responsible for implementing the entity’s strategic objectives and instilling and reinforcing its values, all while operating within the values, code of conduct, budget and risk appetite set by the Board.

The senior management team will also usually be responsible for providing the Board with accurate, timely and clear information on the entity’s operations to enable the Board to perform its responsibilities. This is not just limited to information about the financial performance of the Company, but also its compliance with material legal and regulatory requirements and any conduct that is materially inconsistent with the values or code of conduct of the entity.

Position Descriptions

The Board has developed position descriptions for the Chair of the Board, the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the Corporate Secretary. The Board shall review such position descriptions from time to time, as required.

Chair of the Board

The Chair is responsible for overseeing the operations and affairs of the Board. In fulfilling his or her duties, the Chair will be responsible for:

●	providing leadership to foster the effectiveness of the Board;

●	ensuring there is an effective relationship between the Board and senior management, including by acting as a liaison between the Board and senior management;

●	acting as an advisor to senior management in matters concerning the interests of the Corporation;

●	ensuring that the appropriate committee structure is in place and assisting the Nomination, Compensation and Corporate Governance Committee in making recommendations for appointment to such committees;

●	in consultation with the other members of the Board and the CEO, preparing the agenda for each meeting of the Board;

●	ensuring that the directors receive the information required for the proper performance of their duties, including information relevant to each meeting of the Board;

●	chairing Board meetings and sessions of independent directors, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that decisions are reached and accurately recorded;

●	chairing all shareholder meetings;

●	together with the Nomination, Compensation and Corporate Governance Committee, ensuring that an appropriate system is in place to evaluate the performance of the Board as a whole, the Board’s committees and individual directors with a view to ensuring that they are fulfilling their respective responsibilities and duties, and making recommendations to the Nomination, Compensation and Corporate Governance Committee for changes when appropriate and undertaking such an evaluation no less frequently than annually;

●	consulting with the Nomination, Compensation and Corporate Governance Committee on candidates for nomination or appointment to the Board;

●	monitoring shareholder communication and continuous disclosure generally and for compliance with the Disclosure Policy and Communication Policy;

●	working with the CEO to ensure that the Board is provided with the resources to permit it to carry out its responsibilities and bringing to the attention of the CEO any issues that are preventing the Board from being able to carry out its responsibilities; and

●	providing additional services required by the Board.

Chief Executive Officer

The CEO is primarily responsible for the overall management of the business and affairs of the Corporation. In this capacity, the CEO shall establish the strategic and operational priorities of the Corporation and provide leadership for the effective overall management of the Corporation. In fulfilling these duties, the CEO will be responsible for:

●	implementing the policies and strategy set by the Board;

●	developing annual business plans and budgets for the Board’s approval that support the Corporation’s long-term strategy;

●	consistently striving to achieve the Corporation’s short and long-term financial and operating goals and objectives;

●	providing leadership and vision, and maintaining a high level of employee morale and motivation, with a view to ensuring the implementation of the Corporation’s strategy;

●	fostering a corporate culture that promotes integrity and ethical values throughout the organization, including setting the tone by meeting the highest ethical standards;

●	developing and motivating the executive officers of the Corporation and providing overall management to ensure the effectiveness of the leadership team;

●	serving as the Corporation’s chief spokesperson and ambassador;

●	ensuring compliance by the Corporation with all applicable laws, rules and regulations, as well as the Corporation’s Code of Business Conduct, corporate governance policies and any other policies adopted by the Board from time to time; and

●	ensuring that the Board remains fully informed through direct communication with the Chair for all significant matters, and dealing with the Board in a manner that ensures that the Board is able to provide the best counsel and advice possible.

In carrying out those responsibilities, the CEO must report to the Board in a timely manner and ensure all reports to the Board present a true and fair view of the Corporation’s financial condition and operational results.

Chief Financial Officer

The CFO is primarily responsible for the planning, implementation, managing and running of the financial activities of the company. The specific responsibilities the CFO has carriage over include:

●	analysing, advising, developing, formulating, communicating and overseeing the Corporation’s financial policies, including in the Company’s tax, capital and liquidity policies;

●	reporting on the Corporation’s financial performance;

●	overseeing and ensuring the integrity of the Corporation’s internal and external financial reporting;

●	ensuring timely and adequate provision of information to the Board about the financial state of affairs of the Corporation; and

●	overseeing and evaluating, together with the CEO (if appropriate), the processes for maintaining the integrity of the Corporation with regard to the financial statements and other public disclosures and certifying their effectiveness as required in reports and documents that the Corporation files with, or submits to, the relevant securities regulators.

In carrying out these responsibilities, the CFO must, where appropriate, liaise with and report to the Board in a timely manner and ensure all reports to the Board present a true and fair view of the Corporation’s financial condition.

Corporate Secretary

The role of the Corporate Secretary is to support the effectiveness of the Board and the committees. In carrying out these responsibilities, the Corporate Secretary is accountable directly to the Board in the performance of this role which includes without limitation:

●	advising the Board and the committees of governance matters;

●	monitoring compliance with Board and committee policy and procedures;

●	coordinating the timely completion and delivery of Board and committee papers; and

●	assisting generally with the proper functioning of the Board.

Responsibilities

The Board is elected by the shareholders and represents all shareholders’ interests in continuously creating shareholder value. The responsibilities of the Board include the following:

●	Advocate and support the best interests of the Corporation.

●	Review and approve strategic, business and capital plans for the Corporation and monitor management’s execution of such plans.

●	Review whether specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance.

●	Review the principal risks of the Corporation’s business and pursue the implementation by management of appropriate systems to manage such risks.

●	Monitor progress and efficiency of strategic, business and capital plans and require appropriate action to be taken when performance falls short of goals.

●	Review measures implemented and maintained by the Corporation to ensure compliance with statutory and regulatory requirements.

●	Select, evaluate and compensate the CEO.

●	Annually review appropriate senior management compensation programs.

●	Monitor the practices of management against the Corporation’s disclosure policy to ensure appropriate and timely communication to shareholders of material information concerning the Corporation.

●	Monitor safety and environmental programs.

●	Monitor the development and implementation of programs for management succession and development.

●	Approve selection criteria for new candidates for directorship.

●	Provide new directors with a comprehensive orientation and provide all directors with continuing education opportunities.

●	Assure shareholders of conformity with applicable statutes, regulations and standards (for example, environmental risks and liabilities and conformity with financial reporting requirements).

●	Establish the necessary committees to monitor the Corporation.

●	Regularly conduct assessments of the effectiveness of the Board, as well as the effectiveness and contribution of each Board committee and of each individual director.

●	Provide advice to and act as a sounding board for the CEO.

●	Discharge such other duties as may be required in the good stewardship of the Corporation.

The Board shall also develop or approve the corporate goals and objectives that the CEO is responsible for meeting.

The Board also assumes responsibility for the following approvals:

Financial Approvals:

●	Strategic plan
●	Annual business and capital plans
●	Annual financial statements and auditors’ report, together with management’s discussion and analysis and press release
●	Quarterly financial statements, together with management’s discussion and analysis and press release
●	Budgeted capital expenditures
●	Unbudgeted capital expenditures in excess of $50,000
●	Acquisitions/divestitures
●	Significant financing or refinancing opportunities
●	Dividend policy
●	Share re-purchase programs
●	Individual operating, real property or capital leases having total commitment in excess of $100,000

Human Resources Approvals:

●	Appointment/succession/dismissal of CEO*
●	Compensation of CEO*
●	Executive compensation arrangements and incentive plans*

Administration and Compliance Approvals:

●	Appointment of members to the committees of the Board and the chairs of such committees
●	Nomination of directors
●	Recommendation of auditors to the shareholders*
●	Management information circular and related materials
●	Appointment of the Chair of the Board
●	Major policies*

Review of Charter

The Board will review and reassess this Mandate at least annually and, if required, make any amendments to the Mandate.

* Board may delegate to committees

Last Update:	May 28, 2021
Approved by:	Board of Directors